SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2013
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: Octoberr 29, 2013	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

Index

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

Company Information

Company name:	TIM PARTICIPAÇÕES SA		
Last change in the Company Name:	08/30/2004	**Prior Company Name:**	Tele Celular Sul Participações S.A.
Record date:	05/22/1998	**C.N.P.J.:**	02.558.115/0001-21
CVM Code:	01763-9	**CVM incorporation date:**	08/19/1998
Situação do Registro na CVM:	Active	**Inicial date of record date at CVM:**	09/10/1998
Country of origin:	Brazil	**Contry of securities registration:**	Brazil
Issuer's page in Internet:	www.tim.com.br/ri		
Type of participant:	Listed Company		
Record category at CVM:	Categoria A	**Current category registration date:**	01/01/2010
Issuer's situation:	Operational	**Inicial date:**	10/09/1998
Type of Control:	Private	**Last change in control:**	
Last change in accounting period		**Accounting period:**	**Day:** 30 **Month:** 09
Activity:	Telecommunication		
Activity description:			

Journal name	Journal State
Jornal do Commercio	RJ
Valor Econômico	SP

Country	Incorporation date
United States of America	12/16/1998

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

Parent Company Information – Capital

Number of Shares (units)	Current Quarter 09/30/2013
Paid up Capital	
Common	2,417,632,647
Preferred	-
Total	**2,417,632,647**
Treasury Stock	
Common	795,889
Preferred	-
Total	**795,889**

Parent Company Information – Approval of Dividends

Event	Approval	Proceeds	First Payment	Especie	Class	Dividends per Stock (Reais / Stock)
-	-	-	-	-	-	-

Parent Company Balance Sheet - Assets
(in thousands of Reais)

Account Code	Account Description	09/30/2013	12/31/2012
1	Total Assets	14,538,465	14,250,690
1.01	Current Assets	60,893	447,320
1.01.01	Cash and Cash Equivalents	26,079	17,114
1.01.02	Receivables	-	1
1.01.02.01	Trade Accounts Receivable	-	1
1.01.02.01.01	Trade Accounts Receivable	-	1
1.01.06	Taxes and Contributions Recoverable	25,280	23,975
1.01.06.01	Current Taxes and Contributions Recoverable	25,280	23,975
1.01.08	Other Current Assets	9,534	406,230
1.01.08.03	Other Assets	9,534	406,230
1.01.08.03.01	Dividends and interests on own capital receivable	-	397,906
1.01.08.03.03	Other Assets	9,534	8,324
1.02	Non-Current Assets	14,477,572	13,803,370
1.02.01	Long-Term Assets	48,622	34,843
1.02.01.01	Sundry Receivables	162	140
1.02.01.01.02	Available for Sale	162	140
1.02.01.09	Other Non-Current Assets	48,460	34,703
1.02.01.09.05	Escrow Deposits	48,460	34,703
1.02.02	Investments	14,271,394	13,610,971
1.02.02.01	Investments on Subsidiaries	14,271,394	13,610,971
1.02.02.01.02	Subsidiaries	14,271,394	13,610,971
1.02.04	Intangible	157,556	157,556
1.02.04.01	Intangible Assets	157,556	157,556

Parent Company Balance Sheet - Liabilities and shareholders' equity
(in thousands of Reais)

Account Code	Account Description	09/30/2013	12/31/2012
2	Total Liabilities	14,538,465	14,250,690
2.01	Current Liabilities	56,132	384,451
2.01.01	Social and Labor Obligations	1,020	204
2.01.01.02	Labor Obligations	1,020	204
2.01.02	Suppliers - Trade Payable	2,436	1,860
2.01.02.01	Domestic Suppliers	2,436	1,860
2.01.03	Taxes, rates and contributions	2,779	2,785
2.01.03.01	Federal Obligations	2,736	2,746
2.01.03.01.02	Other Fiscal Taxes	2,736	2,746
2.01.03.03	Other taxes	43	39
2.01.03.03.01	ISS payable	43	39
2.01.05	Other Obligations	49,897	379,602
2.01.05.02	Others	49,897	379,602
2.01.05.02.01	Dividends payable	42,401	373,241
2.01.05.02.04	Other Current Liabilities	7,496	6,361
2.02	Non-Current Liabilities	37,991	33,369
2.02.02	Long-Term Liabilities	29,768	29,772
2.02.02.02	Others	29,768	29,772
2.02.02.02.03	Other Liabilities	29,768	29,772
2.02.04	Provisions	8,223	3,597
2.02.04.01	Tax, Labor and Civil Provisions	8,223	3,597
2.02.04.01.01	Fiscal Provisions	5,174	549
2.02.04.01.02	Civil and Labor Provisions	3,049	3,048
2.03	Shareholders' Equity	14,444,342	13,832,870
2.03.01	Paid up Capital	9,839,770	9,839,770
2.03.02	Capital Reserves	837,420	383,631
2.03.02.01	Offering's Goodwill	380,560	380,560
2.03.02.04	Stock Option	8,828	6,440
2.03.02.05	Treasury Stock	(3,369)	(3,369)
2.03.02.07	Fiscal benefit reserve	451,401	-
2.03.04	Revenue Reserves	2,760,512	3,609,701
2.03.04.01	Legal Reserve	363,353	363,353
2.03.04.10	Reserve for expansion	2,397,159	3,246,348
2.03.05	Income/Losses Accumulated	1,006,640	-

Parent Company - Statements of Income
(in thousands of Reais)

Account Code	Account Description	Quarter - current year 07/01/2013 to 09/30/2013	Year-to-date - current year 01/01/2013 to 09/30/2013	Quarter - prior year 07/01/2012 to 09/30/2012	Year-to-date - prior year 01/01/2012 to 09/30/2012
3.04	Operating Revenues (Expenses)	314,573	1,010,085	372,282	967,893
3.04.02	General and Administrative	(2,816)	(11,476)	(2,296)	(7,128)
3.04.05	Other Operating Expenses	(42)	(343)	-	(565)
3.04.06	Equity Pick Up	317,431	1,021,904	374,578	975,586
3.05	Operating Income (Loss)	314,573	1,010,085	372,282	967,893
3.06	Financial	473	(1,344)	465	21,684
3.06.01	Financial Revenues	6,687	8,625	523	13,607
3.06.02	Financial Expenses	(6,214)	(9,969)	(58)	8,077
3.07	Income (Loss) Before Taxes /Profit Sharing	315,046	1,008,741	372,747	989,577
3.08	Income Tax and Social Contribution	(30)	(2,101)	439	(3,255)
3.08.01	Current	(30)	(2,101)	439	(3,255)
3.09	Profit (Loss) for the Period	315,016	1,006,640	373,186	986,322
3.11	Profit (Loss) for the Period	315,016	1,006,640	373,186	986,322
3.99.01	Earnings per share (R$/share)	0.13034	0.41651	0.15441	0.40810
3.99.01.01	Common shares (ON)	0.13031	0.41648	0.15440	0.40804

Parent Company - Comprehensive Income Statement
(in thousands of Reais)

Account Code	Account Description	Quarter - current year 07/01/2013 to 09/30/2013	Year-to-date - current year 01/01/2013 to 09/30/2013	Quarter - prior year 07/01/2012 to 09/30/2012	Year-to-date - prior year 01/01/2012 to 09/30/2012
4.01	Profit (Loss) for the Period	315,016	1,006,640	373,186	986,322
4.03	Comprehensive Income for the Period	315,016	1,006,640	373,186	986,322

PARENT COMPANY CASH FLOW STATEMENTS - INDIRECT METHOD
(in thousands of Reais)

Account Code	Account Description	Year-to-date - current year 01/01/2013 to 09/30/2013	Year-to-date - prior year 01/01/2012 to 09/30/2012
6.01	Net cash and cash equivalents generated (used) by operating activities	744,080	1,277,359
6.01.01	Cash and cash equivalents generated by operating activities	(9,392)	12,196
6.01.01.01	Earning before income tax (EBIT)	1,008,741	989,577
6.01.01.02	Equity in results of investments	(1,021,904)	(975,586)
6.01.01.03	Provision for contingencies	2,328	(233)
6.01.01.04	Monetary fluctuation on escrow deposits and contingencies	2,255	(103)
6.01.01.05	Monetary fluctuation on dividends	(204)	-
6.01.01.06	Stock options	109	-
6.01.01.08	Interest on marketable securities	(717)	(1,459)
6.01.02	Variations in assets and liabilities	753,472	1,265,163
6.01.02.01	Taxes and contributions recoverable	(47)	(20,559)
6.01.02.02	Dividends received	769,602	1,296,251
6.01.02.03	Escrow deposits	(13,713)	(8,645)
6.01.02.04	Other assets	(1,304)	(2,625)
6.01.02.05	Labor obligations	816	118
6.01.02.06	Suppliers	(908)	(1,414)
6.01.02.07	Taxes and contributions	(2,105)	(39)
6.01.02.08	Other current and non-current liabilites	1,131	2,076
6.02	Net cash and cash equivalents generated (used) by investment activities	694	(761,190)
6.02.01	Paid up capital - Intelig	-	(762,799)
6.02.02	Marketable securities	694	1,609
6.03	Net cash and cash equivalents generated (used) by financing activities	(735,809)	(519,601)
6.03.04	Dividends paid	(735,809)	(519,601)
6.05	Increase (decrease) on cash and cash equivalents	8,965	(3,432)
6.05.01	Beginning cash and cash equivalents balance	17,114	27,025
6.05.02	Ending cash and cash equivalents balance	26,079	23,593

PARENT COMPANY STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2013 to 09/30/2013
(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Losses	Other Comprehensive Income	TOTAL SHAREHOLDERS' EQUITY
5.01	Beginning balance	9,839,770	383,631	3,609,469	-	-	13,832,870
5.03	Ajusted Beginning balance	9,839,770	383,631	3,609,469	-	-	13,832,870
5.04	Shareholder´s Transactions	-	2,388	(397,556)	-	-	(395,168)
5.04.03	Stock options	-	2,388	-	-	-	2,388
5.04.06	Dividends	-	-	(398,889)	-	-	(398,889)
5.04.08	Other	-	-	1,333	-	-	1,333
5.05	Total Comprehensive Income	-	-	-	1,006,640	-	1,006,640
5.05.01	Profit (Loss) for the Period	-	-	-	1,006,640	-	1,006,640
5.06	Internal changes in shareholders' equity	-	451,401	(451,401)	-	-	-
5.07	Ending balance	9,839,770	837,420	2,760,512	1,006,640	-	14,444,342

PARENT COMPANY STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2012 to 09/30/2012
(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Losses	Other Comprehensive Income	TOTAL SHAREHOLDERS' EQUITY
5.01	Beginning balance	9,839,770	381,120	2,735,847	-	-	12,956,737
5.03	Ajusted Beginning balance	9,839,770	381,120	2,735,847	-	-	12,956,737
5.04	Shareholder´s Transactions	-	2,665	(234,019)	-	-	(231,354)
5.04.03	Stock options	-	2,665	-	-	-	2,665
5.04.06	Dividends	-	-	(229,159)	-	-	(229,159)
5.04.08	Other	-	-	(4,860)	-	-	(4,860)
5.05	Total Comprehensive Income	-	-	-	986,322	-	986,322
5.05.01	Profit (Loss) for the Period	-	-	-	986,322	-	986,322
5.07	Ending balance	9,839,770	383,785	2,501,828	986,322	-	13,711,705

Parent Company - Statement of Added Value
(in thousands of Reais)

Account Code	Account Description	Year-to-date - current year 01/01/2013 to 09/30/2013	Year-to-date - prior year 01/01/2012 to 09/30/2012
7.02	Raw Material Acquired from Third Parties	(5,874)	(5,047)
7.02.02	Material, Energy, Services and Others	(5,874)	(5,047)
7.03	Gross Added Value	(5,874)	(5,047)
7.05	Net Added Value Produced	(5,874)	(5,047)
7.06	Added Value Received from Transfers	1,030,529	989,193
7.06.01	Equity Pick Up	1,021,904	975,586
7.06.02	Financial Revenues	8,625	13,607
7.07	Total Added Value to Share	1,024,655	984,146
7.08	Sharing Added Value	1,024,655	984,146
7.08.01	Labor	4,693	1,705
7.08.01.01	Cost of Working	4,125	1,792
7.08.01.02	Benefits	482	103
7.08.01.03	F.G.T.S	87	44
7.08.01.04	Others	(1)	(234)
7.08.02	Taxes, Fees and Contributions	3,229	4,078
7.08.02.01	Federal	3,210	4,059
7.08.02.02	State	6	7
7.08.02.03	Municipal	13	12
7.08.03	Earnings - Borrowed Capital	10,093	(7,959)
7.08.03.01	Interest	9,956	(8,087)
7.08.03.02	Rentals	137	128
7.08.04	Earnings - Owned Capital	1,006,640	986,322
7.08.04.03	Retained Earnings (Losses)	1,006,640	986,322

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

CONSOLIDATED BALANCE SHEET ASSETS
(in thousands of Reais)

Account Code	Account Description	09/30/2013	12/31/2012
1	Total assets	26,333,240	26,108,977
1.01	Current Assets	9,703,866	9,967,717
1.01.01	Cash and Cash Equivalents	3,335,337	4,429,780
1.01.02	Receivables	-	810
1.01.02.01	Trade Accounts Receivable	-	810
1.01.02.01.01	Trade Accounts Receivable	-	810
1.01.03	Accounts Receivable	3,904,559	3,650,871
1.01.03.01	Clients	3,904,559	3,650,871
1.01.04	Inventories	396,149	269,145
1.01.06	Taxes and Contributions Recoverable	1,526,588	1,237,326
1.01.06.01	Current Taxes and Contributions Recoverable	1,526,588	1,237,326
1.01.06.01.01	Indirect Taxes and Contributions Recoverable	1,145,878	906,101
1.01.06.01.02	Direct Taxes and Contributions Recoverable	380,710	331,225
1.01.07	Prepaid Expenses	364,495	180,371
1.01.08	Other Current Assets	176,738	199,414
1.01.08.03	Others	176,738	199,414
1.01.08.03.01	Operations with derivatives	8,076	104,712
1.01.08.03.02	Other assets	168,662	94,702
1.02	Non-Current Assets	16,629,374	16,141,260
1.02.01	Long-Term Assets	2,361,868	2,585,561
1.02.01.01	Trade Accounts Receivable	27,247	21,834
1.02.01.01.01	Available for Sale	27,247	21,834
1.02.01.03	Accounts Receivable	41,551	61,305
1.02.01.03.01	Clients	41,551	61,305
1.02.01.06	Deferred Taxes	1,086,231	1,252,018
1.02.01.06.01	Deferred Income Tax and Social Contribution	1,086,231	1,252,018
1.02.01.07	Prepaid Expenses	104,100	94,038
1.02.01.09	Other Non-Current Assets	1,102,739	1,156,366
1.02.01.09.03	Operations with derivatives	171,142	84,095
1.02.01.09.04	Other Non-Current Assets	13,156	14,040
1.02.01.09.05	Escrow Deposits	697,586	821,312
1.02.01.09.06	Indirect Taxes and Contributions Recoverable	198,574	215,261
1.02.01.09.07	Direct Taxes and Contributions Recoverable	22,281	21,658

CONSOLIDATED BALANCE SHEET ASSETS
(in thousands of Reais)

1.02.03	Property, Plant and Equipment	7,826,706	7,566,510
1.02.03.01	Property, Plant and Equipment in Operation	7,247,399	6,912,082
1.02.03.03	Construction work in progress	579,307	654,428
1.02.04	Intangible	6,440,800	5,989,189
1.02.04.01	Intangibles	4,913,581	4,461,970
1.02.04.01.01	Concession licenses	1,776,069	1,872,945
1.02.04.01.02	Software rights	2,584,113	2,469,656
1.02.04.01.03	Other Intangibles	553,399	119,369
1.02.04.02	Goodwill	1,527,219	1,527,219

CONSOLIDATED BALANCE SHEET LIABILITIES
(in thousands of Reais)

Account Code	Account Description	09/30/2013	12/31/2012
2	Total liabilities	26,333,240	26,108,977
2.01	Current Liabilities	6,329,636	7,375,222
2.01.01	Social and Labor Obligations	212,131	133,283
2.01.01.02	Labor Obligations	212,131	133,283
2.01.02	Suppliers - Trade Payable	4,179,783	4,293,121
2.01.02.01	Domestic Suppliers	4,101,113	4,172,988
2.01.02.02	Non-Domestic Suppliers	78,670	120,133
2.01.03	Taxes, rates and contributions	684,138	839,978
2.01.03.01	Federal Obligations	185,132	284,629
2.01.03.01.01	Income Tax and Social Contribution Payable	65,310	120,945
2.01.03.01.02	Other Taxes	119,822	163,684
2.01.03.02	State Obligations	453,257	497,489
2.01.03.02.01	ICMS	453,257	497,489
2.01.03.03	Other taxes	45,749	57,860
2.01.03.03.01	ISS	45,749	57,860
2.01.04	Loans and Financing	682,710	951,013
2.01.04.01	Loans and Financing	682,710	951,013
2.01.04.01.01	Domestic Currency	602,890	448,549
2.01.04.01.02	Other Currencies	79,820	502,464
2.01.05	Other Obligations	570,874	1,157,827
2.01.05.02	Others	570,874	1,157,827
2.01.05.02.01	Dividends payable	42,401	373,241
2.01.05.02.04	Operations with derivatives	3,439	42,061
2.01.05.02.05	Authorizations Payable	70,438	369,583
2.01.05.02.06	Other liabilities	437,727	372,942
2.01.05.02.07	Financial leasing	16,869	-
2.02	Non-Current Liabilities	5,559,262	4,900,885
2.02.01	Loans and Financing	3,981,880	3,439,082
2.02.01.01	Loans and Financing	3,981,880	3,439,082
2.02.01.01.01	Domestic Currency	2,269,151	2,410,017
2.02.01.01.02	Other Currencies	1,712,729	1,029,065

CONSOLIDATED BALANCE SHEET LIABILITIES
(in thousands of Reais)

2.02.02	Other Obligations	625,790	650,416
2.02.02.02	Others	625,790	650,416
2.02.02.02.03	Operations with derivatives	40,370	36,144
2.02.02.02.04	Indirect Taxes and Contributions Payable	85	246,180
2.02.02.02.05	Direct Taxes and Contributions Payable	181,278	175,892
2.02.02.02.07	Other liabilities	168,814	192,200
2.02.02.02.08	Financial leasing	235,243	-
2.02.03	Deferred Taxes	251,327	196,806
2.02.03.01	Deferred Income Tax and Social Contribution	251,327	196,806
2.02.04	Provisions	700,265	614,581
2.02.04.01	Tax, Labor and Civil Provisions	399,565	315,773
2.02.04.01.01	Tax Provisions	193,135	139,844
2.02.04.01.02	Labor Provisions	56,880	55,403
2.02.04.01.03	Benefits Provisions	4,486	4,486
2.02.04.01.04	Civil Provisions	90,609	71,130
2.02.04.01.05	Regulatory Provisions	54,455	44,910
2.02.04.02	Other Provisions	300,700	298,808
2.02.04.02.03	Asset Retirement Obligation	300,700	298,808
2.03	Shareholders' Equity	14,444,342	13,832,870
2.03.01	Paid up Capital	9,839,770	9,839,770
2.03.02	Capital Reserves	837,420	383,631
2.03.02.01	Offering's Goodwill	380,560	380,560
2.03.02.04	Options granted	8,828	6,440
2.03.02.05	Treasury stock	(3,369)	(3,369)
2.03.02.07	Fiscal benefit reserve	451,401	-
2.03.04	Revenue Reserves	2,760,512	3,609,701
2.03.04.01	Legal Reserve	363,353	363,353
2.03.04.10	Reserve for expansion	2,397,159	3,246,348
2.03.05	Accumulated Income (Loss)	1,006,640	-
2.03.08	Other Comprehensive Income	-	(232)

CONSOLIDATED STATEMENTS OF INCOME
(in thousands of Reais)

Account Code	Account Description	Quarter - current year 07/01/2013 to 09/30/2013	Year-to-date - current year 01/01/2013 to 09/30/2013	Quarter - prior year 07/01/2012 to 09/30/2012	Year-to-date - prior year 01/01/2012 to 09/30/2012
3.01	Net Operating Revenues from Goods Sold and/or Services Rendered	5,083,159	14,738,014	4,722,425	13,738,034
3.02	Cost of Goods Sold and/or Services Rendered	(2,791,592)	(8,085,473)	(2,542,240)	(7,222,948)
3.03	Gross Income	2,291,567	6,652,541	2,180,185	6,515,086
3.04	Operating Revenues (Expenses)	(1,733,641)	(4,989,381)	(1,642,284)	(4,928,883)
3.04.01	Sales	(1,277,921)	(3,692,940)	(1,182,189)	(3,577,475)
3.04.02	General and Administrative	(253,787)	(759,909)	(242,630)	(786,600)
3.04.05	Other Operating Expenses	(201,933)	(536,532)	(217,465)	(564,808)
3.05	Operating Income (Loss)	557,926	1,663,160	537,901	1,586,203
3.06	Financial	(90,237)	(202,202)	(29,452)	(136,621)
3.06.01	Financial Revenues	17,755	517,159	209,159	814,570
3.06.02	Financial Expenses	(107,992)	(719,361)	(238,611)	(951,191)
3.07	Income (Loss) Before Taxes /Profit Sharing	467,689	1,460,958	508,449	1,449,582
3.08	Income Tax and Social Contribution	(152,673)	(454,318)	(135,263)	(463,260)
3.08.01	Current	(72,404)	(234,010)	(145,568)	(322,783)
3.08.02	Deferred	(80,269)	(220,308)	10,305	(140,477)
3.09	Profit (Loss) for the Period	315,016	1,006,640	373,186	986,322
3.11	Consolidated Profit (Loss) for the Period	315,016	1,006,640	373,186	986,322
3.11.01	Atributted to shareholders	315,016	1,006,640	373,186	986,322
3.99.01.01	Common shares (ON)	0,13034	0.41651	0.15441	0.40810
3.99.01.01	Common shares (ON)	0.13031	0.41648	0.15440	0.40804

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT
(in thousands of Reais)

Account Code	Account Description	Quarter - current year 07/01/2013 to 09/30/2013	Year-to-date - current year 01/01/2013 to 09/30/2013	Quarter - prior year 07/01/2012 to 09/30/2012	Year-to-date - prior year 01/01/2012 to 09/30/2012
4.01	Profit (Loss) for the Period	315,016	1,006,640	373,186	986,322
4.03	Comprehensive Income for the Period	315,016	1,006,640	373,186	986,322
4.03.01	Atributted to Shareholder's	315,016	1,006,640	373,186	986,322

CONSOLIDATED CASH FLOW STATEMENTS – INDIRECT METHOD
(in thousands of Reais)

Accont Code	Account description	Year-to-date - current year 01/01/2013 to 09/30/2013	Year-to-date - prior year 01/01/2012 to 09/30/2012
6.01	Net cash and cash equivalents generated (used) by operating activities	2,011,220	1,863,876
6.01.01	Cash and cash equivalents generated by operating activities	4,131,189	3,981,209
6.01.01.01	Earnings before income tax (EBIT)	1,460,959	1,449,581
6.01.01.02	Depreciation and amortization	2,044,811	2,000,713
6.01.01.03	Loss and disposal of fixed assets	9,526	9,786
6.01.01.04	Monetary fluctuation on ARO	4,256	1,093
6.01.01.05	Provision for contingencies	215,420	183,342
6.01.01.06	Monetary fluctuation on escrow deposits and contingencies	45,305	32,200
6.01.01.07	Interest and monetary and exchange variation on loans and leasing	261,145	222,900
6.01.01.08	Monetary fluctuation on dividends	7,564	-
6.01.01.09	Interest on marketable securities	(162,626)	(112,033)
6.01.01.10	Allowance for doubtful accounts	195,884	198,699
6.01.01.11	Stock options	2,387	2,666
6.01.01.12	Other financial adjustments	46,558	(7,738)
6.01.02	Variations in assets and liabilities	(2,119,969)	(2,117,333)
6.01.02.01	Accounts receivable	(373,584)	(829,260)
6.01.02.02	Taxes and contributions recoverable	(261,644)	140,685
6.01.02.03	Inventories	(127,004)	(52,007)
6.01.02.04	Prepaid expenses	(194,187)	(200,064)
6.01.02.05	Escrow deposits	150,917	(173,969)
6.01.02.06	Other current and non-current assets	(69,571)	(38,198)
6.01.02.07	Labor obligations	78,848	27,714
6.01.02.08	Suppliers	(135,885)	(275,309)
6.01.02.09	Taxes, fees and Contributions payable	(630,540)	(584,280)
6.01.02.10	Provision for contingencies	(204,126)	(154,475)
6.01.02.11	Authorizations payable	(299,144)	(14,122)

CONSOLIDATED CASH FLOW STATEMENTS – INDIRECT METHOD
(in thousands of Reais)

6.01.02.12	Other liabilities	(54,049)	35,952
6.01.03	Other	-	-
6.02	Net cash and cash equivalents generated (used) by investment activities	(2,360,668)	(2,229,424)
6.02.01	Marketable securities	158,024	115,703
6.02.02	Additions to property plant and equipment and intangibles	(2,516,328)	(2,371,217)
6.02.03	ARO	(2,364)	26,090
6.03	Net cash and cash equivalents generated (used) by financing activities	(744,995)	(952,232)
6.03.01	New loans	1,053,324	520,768
6.03.02	Loans amortization	(1,124,649)	(895,659)
6.03.03	Dividends paid	(735,809)	(519,601)
6.03.04	Operations with derivatives	62,163	(57,191)
6.03.05	Refund granted to shareholders - stocks group TIM Fiber RJ S.A.	(24)	(549)
6.05	Increase (decrease) on cash and cash equivalents	(1,094,443)	(1,317,780)
6.05.01	Beginning cash and cash equivalents balance	4,429,780	3,262,855
6.05.02	Ending cash and cash equivalents balance	3,335,337	1,945,075

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2013 to 09/30/2013
(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Earnings (Losses)	Other Comprehensive Income	TOTAL SHAREHOLDERS' EQUITY	Minority Interest	Consolidated SHAREHOLDERS' EQUITY
5.01	Beginning balance	9,839,770	383,631	3,609,469	-	-	13,832,870	-	13,832,870
5.03	Prior year adjusted	9,839,770	383,631	3,609,469	-	-	13,832,870	-	13,832,870
5.04	Shareholder´s Transactions	-	2,388	(397,556)	-	-	(395,168)	-	(395,168)
5.04.03	Options granted	-	2,388	-	-	-	2,388	-	2,388
5.04.06	Dividends	-	-	(398,889)	-	-	(398,889)	-	(398,889)
5.04.08	Other	-	-	1,333	-	-	1,333	-	1,333
5.05	Comprehensive income statement	-	-	-	1,006,640	-	1,006,640	-	1,006,640
5.05.01	Net income for the period	-	-	-	1,006,640	-	1,006,640	-	1,006,640
5.06	Internal changes in shareholders' equity	-	451,401	(451,401)	-	-	-	-	-
5.07	Ending balance	9,839,770	837,420	2,760,512	1,006,640	-	14,444,342	-	14,444,342

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2012 to 09/30/2012
(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Earnings (Losses)	Other Comprehensive Income	TOTAL SHAREHOLDERS' EQUITY	Minority Interest	Consolidated SHAREHOLDERS' EQUITY
5.01	Beginning balance	9,839,770	381,120	2,735,847	-	-	12,956,737	-	12,956,737
5.03	Prior year adjusted	9,839,770	381,120	2,735,847	-	-	12,956,737	-	12,956,737
5.04	Shareholder´s Transactions	-	2,665	(234,019)	-	-	(231,354)	-	(231,354)
5.04.03	Options granted	-	2,665	-	-	-	2,665	-	2,665
5.04.06	Dividends	-	-	(229,159)	-	-	(229,159)	-	(229,159)
5.04.08	Other	-	-	(4,860)	-	-	(4,860)	-	(4,860)
5.05	Comprehensive income statement	-	-	-	986,322	-	986,322	-	986,322
5.05.01	Net income for the period	-	-	-	986,322	-	986,322	-	986,322
5.07	Ending balance	9,839,770	383,785	2,501,828	986,322	-	13,711,705	-	13,711,705

Consolidated Statement of Added Value
(in thousands of Reais)

Account code	Account description	Year-to-date - current year 01/01/2013 to 09/30/2013	Year-to-date - prior year 01/01/2012 to 09/30/2012
7.01	Revenues	19,359,881	17,968,868
7.01.01	Net Operating Revenues from Goods Sold and/or Services Rendered	19,555,765	18,167,567
7.01.04	Provision/Reversal for doubtful debts	(195,884)	(198,699)
7.02	Raw Material Acquired from Third Parties	(8,916,827)	(8,171,570)
7.02.01	Cost of Goods Sold and/or Services Rendered	(6,211,485)	(5,599,177)
7.02.02	Material, Energy, Services and Others	(2,705,342)	(2,572,393)
7.03	Gross Added Value	10,443,054	9,797,298
7.04	Retentions	(2,044,811)	(2,000,713)
7.04.01	Depreciation and Amortization	(2,044,811)	(2,000,713)
7.05	Net Added Value Produced	8,398,243	7,796,585
7.06	Added Value Received from Transfers	517,158	814,570
7.06.02	Financial Revenues	517,158	814,570
7.07	Total Added Value to Share	8,915,401	8,611,155
7.08	Sharing Added Value	8,915,401	8,611,155
7.08.01	Labor	506,995	438,131
7.08.01.01	Cost of Working	361,417	297,735
7.08.01.02	Benefits	102,693	101,948
7.08.01.03	F.G.T.S.	33,449	28,789
7.08.01.04	Others	9,436	9,659
7.08.02	Taxes, Fees and Contributions	6,318,006	5,960,429
7.08.02.01	Federal	2,388,823	2,311,833
7.08.02.02	State	3,918,486	3,638,669
7.08.02.03	Municipal	10,697	9,927
7.08.03	Earnings - Borrowed Capital	1,083,760	1,226,273
7.08.03.01	Interest	714,901	936,394
7.08.03.02	Rentals	368,859	289,879
7.08.04	Earnings - Owned Capital	1,006,640	986,322
7.08.04.03	Retained Earnings (Losses)	1,006,640	986,322

1. Operations

TIM Participações S.A. ("TIM Participações" or "Company") is a publicly-held corporation based in the city of Rio de Janeiro and is a subsidiary of TIM Brasil Serviços e Participações S.A. ("TIM Brasil"). TIM Brasil is a subsidiary of the Telecom Italia Group and holds 66.68% of the capital stock of TIM Participações as at September 30, 2013, and December 31, 2012. The Company's main purpose is to control companies providing telecommunications services. The services provided by TIM Participações' subsidiaries are regulated by the *Agência Nacional de Telecomunicações* ("Anatel").

The Company's shares are traded on BM&F/Bovespa. Additionally, TIM Participações trades its Level II American Depositary Receipts (ADRs) on the New York Stock Exchange. Accordingly, the Company is subject to the rules of the Brazilian Securities Commission (*Comissão de Valores Mobiliários* or "CVM") and the U.S. Securities and Exchange Commission ("SEC"). In accordance with good market practice, TIM Participações adopts the practice of simultaneously releasing its financial information in *Reais* in both markets, in Portuguese and English.

Direct subsidiaries

(a) TIM Celular S.A. ("TIM Celular")

The Company holds 100% of TIM Celular. This subsidiary provides Landline Telephone Services ("STFC") – Domestic Long Distance and International Long Distance voice services; Personal Mobile Service ("SMP"); and Multimedia Communication Service ("SCM") in all Brazilian states and in the Federal District.

TIM Celular acquired, at the end of 2011, Eletropaulo Telecomunicações Ltda. (which, subsequently, had its trade name changed to TIM Fiber SP Ltda. - "TIM Fiber SP") and AES Communications Rio de Janeiro SA (which, subsequently, had its trade name changed to TIM Fiber RJ S.A. - "TIM Fiber RJ"). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively. The objective of these acquisitions was to allow the Company to expand its operations in high-speed data communications, enabling Grupo TIM Brasil to offer new products to its customers and to reduce the cost of rental of infrastructure, as well as achieve other important synergies related to the fiber optic network.

TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into TIM Celular S.A. on August 29, 2012.

(b) Intelig Telecomunicações Ltda. ("Intelig")

The Company also holds 100% of Intelig's shares.

Since the third quarter of 2012 this subsidiary has been providing STFC services only for Local coverage in all Brazilian territory. Additionaly, Intelig provides SCM services over all Brazilian states and the Federal District (DF).

2. Licenses for radio frequencies

Licenses to use radio frequencies for SMP services are for a fixed period and in most cases may be renewed for a further 15 years. Licenses held by the subsidiary TIM Celular as of September, 30 2013, as well as their expiration dates, are shown in the table below. The cost of renewal is included in the Instrument of Licenses for Radiofrequencies and consists of biannual payment to the Granting Authority of the amount equal to 2% of the net revenues recorded in the year that ends each biannual period. The payment considers only the net revenues directly related to the regions covered by each renewed license.

		Expiration date				
Concession areas	450 MHz	800MHz, 900 MHz and 1.800 MHz	Additional frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz (Band V1 – 4G)	2500 MHz (Band P** – 4G)
Amapá, Roraima, Pará, Amazonas e Maranhão	-	Mar. 2016	Apr. 2023	Apr. 2023	Oct. 2027	AM – Sept. 2014*** PA – Feb. 2024***
Rio de Janeiro e Espírito Santo	Oct. 2027	Mar. 2016	ES – Apr. 2023-	Apr. 2023	Oct. 2027	RJ – Feb. 2024***
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except municipality of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná	PR – Oct. 2027	Mar. 2016	Apr. 2023-	Apr. 2023	Oct. 2027	DF – Feb. 2024***
São Paulo	-	Mar. 2016	Countryside - Apr. 2023-	Apr. 2023	Oct. 2027	-
Paraná (except municipalities of Londrina and Tamarana)	Oct. 2027	Sept. 2022*	Apr. 2023	Apr. 2023	Oct. 2027	Feb. 2024***
Santa Catarina	Oct. 2027	Sept. 2023*	Apr. 2023	Apr. 2023	Oct. 2027	-
Municipality and region of Pelotas in Rio Grande do Sul	-	Apr. 2024*	-	Apr. 2023	Oct. 2027	-
Pernambuco	-	May, 2024*	-	Apr. 2023	Oct. 2027	-
Ceará	-	Nov. 2023*	-	Apr. 2023	Oct. 2027	-
Paraíba	-	Dec. 2023*	-	Apr. 2023	Oct. 2027	-
Rio Grande do Norte	-	Dec. 2023*	-	Apr. 2023	Oct. 2027	-
Alagoas	-	Dec. 2023*	-	Apr. 2023	Oct. 2027	-
Piauí	-	Mar. 2024*	-	Apr. 2023	Oct. 2027	-
Minas Gerais (except municipalities of the PGO sector 3 for 3G radio frequencies and others)	-	Apr. 2013	Apr. 2023	Apr. 2023	Oct. 2027	Feb. 2015***
Bahia e Sergipe	-	Aug. 2027*	-	Apr. 2023	Oct. 2027	-

* Agreements already renewed for 15 years; therefore, they are not entitled to a new renewal period.
** Does not include the whole state but only certain areas at it.
*** There is no renewal period since the frequency was acquired for the leftover period.

Regarding licenses held for provision of services for the 4th Generation of SMP ("4G"), on October 16, 2012, TIM Celular, together with the other winning bidders, signed the aforesaid Instrument of Authorization. The Company paid the equivalent of 10% of the amount attributed to the Instrument, disbursing R$36,478. The remaining 90% was settled on May 29, 2013, while the levying of monetary restatement amounting to R$24,586 is being discussed through the courts.

Also on October 16, 2012, Intelig was authorized to use the 450MHz radio frequency, so as to meet the rural telephone commitments arising from Bid Notice No. 004/2012/PVCP/SPV – Anatel.

The terms of the STFC and SCM Licenses held by TIM Participações' subsidiaries are undetermined.

3. Basis for preparation and submission of quarterly financial statements

The significant accounting policies applied to the preparation of these quarterly financial statements are described below. These policies were consistently applied in the periods presented, unless otherwise indicated.

a. General preparation and disclosure criteria

The consolidated quarterly financial statements were prepared in accordance with CPC21/IAS34 – "Interim Financial Reporting". Without divergences in the application of CPC21/IAS34, the Company also adopts accounting practices from the Brazilian Corporate Law and Specific Rules issued by CVM and Anatel.

In the individual quarterly financial statements prepared in accordance with CPC 21 and presented in conjunction with the consolidated quarterly financial statements, Investments in subsidiaries are accounted for based on the equity method accounting. The Brazilian accounting practices applicable to the individual quarterly financial statements differs from the IFRS applicable to the separate quarterly financial statements. For IFRS purposes, measurement of investments in subsidiaries are accounted based on cost or fair value.

Assets and liabilities are reported according to their degree of liquidity and enforceability. They are reported as current when they are likely to be realized or settled over the next twelve months. Otherwise, they are recorded as non-current. The only exception to this procedure involves deferred income and social contribution tax balances, both assets and liabilities, which must always be recorded as non-current, in accordance with the provisions of IAS 1 (CPC 32).

The preparation of quarterly financial statements requires the use of certain critical accounting estimates and the exercise of judgment by the Company's Management. Those areas requiring a greater level of judgment and with greater complexity, as well as the areas in which assumptions and estimates are material for the quarterly financial statements, are described in Note 5.

NOTES TO QUARTERLY INFORMATION

b. Comparability of Financial Statements

b.1 Business combination (purchase price allocation - "PPA")

The purchase price allocation process, arising from the acquisition of TIM Fiber RJ and TIM Fiber SP, was concluded on October 31, 2012, and retroactively recorded in the Company's financial statements, as required under CPC 15/IFRS 3.

The adjustments arising from the completion of this process to the quarterly financial statements as of September 2012 are detailed below.

b.2 Reclassification for better disclosure

Reclassification in the income statement from the "Other operating expenses" group, to the "Financial expenses" group, referring to monetary restatement on tax contingencies.

	Parent Company September 30, 2012		
	Original	b.1	Restated
Net operating revenues	-	-	-
Costs of services provided and goods sold	-	-	-
Gross income	-	-	-
Operating revenues (expenses):			
Sales	-	-	-
General and administrative	(7,128)	-	(7,128)
Equity pick-up	930,521	45,065	975,586
Other operating revenues (expenses), net	(565)	-	(565)
	922,828	45,065	967,893
Operating income	922,828	45,065	967,893
Financial revenues (expenses):			
Financial revenues	13,607	-	13,607
Financial expenses	8,077	-	8,077
	21,684	-	21,684
Income before income and social contribution taxes	944,512	45,065	989,577
Income and social contribution taxes	(3,255)	-	(3,255)
Net income for the period	941,257	45,065	986,322

NOTES TO QUARTERLY INFORMATION

	Consolidated			
	September 30, 2012			
	Original	b.1	b.2	Restated
Net operating revenues	13,738,034	-	-	13,738,034
		-	-	
Costs of services provided and goods sold	(7,199,983)	(22,965)	-	(7,222,948)
Gross income	6,538,051	(22,965)	-	6,515,086
Operating revenues (expenses):				
Sales	(3,577,475)	-	-	(3,577,475)
General and administrative	(786,600)	-	-	(786,600)
Other operating expenses, net	(566,733)	-	1,925	(564,808)
	(4,930,808)	-	1,925	(4,928,883)
Operating income	1,607,243	(22,965)	1,925	1,586,203
Financial revenues (expenses):				
Financial revenues	814,570	-	-	814,570
Financial expenses	(949,266)	-	(1,925)	(951,191)
	(134,696)	-	(1,925)	(136,621)
Income before income and social contribution taxes	1,472,547	(22,965)	-	1,449,582
Income and social contribution taxes	(531,290)	68,030	-	(463,260)
Net income for the period	941,257	45,065	-	986,322

c. Approval of Quarterly Financial Statements

These quarterly financial statements were approved by the Board of Directors of the Company on October 29, 2013.

4. Summary of significant accounting practices

The following accounting practices are adopted in preparing the parent company's quarterly financial statements and for the consolidated accounts.

a. Functional currency and presentation currency

The presentation currency for the quarterly financial statements is the *Real* (R$), which is also the functional currency for all the companies consolidated in these quarterly financial statements.

Transactions in foreign currency are recognized at the exchange rate on the date of the transaction. Except for assets and liabilities recorded at fair value, monetary items in foreign currency are converted into *Reais* at the exchange rate on the date of the balance sheet as informed by the Central Bank of Brazil. Earnings and losses linked to these items are recorded in the financial statements.

b. Consolidation procedures

Subsidiaries are all entities whose financial and operating policies can be controlled by the Group and in which there is usually a shareholding of more than half of the voting rights. The existence and effect of potential voting rights, that are currently exercisable or convertible, are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases.

The following companies are consolidated in the quarterly financial statements of September:

		Interest	
Corporate Name	**Status**	**2013**	**2012**
TIM Celular S.A.	Direct subsidiary	100%	100%
Intelig Telecomunicações Ltda.	Direct subsidiary	100%	100%
TIM Fiber RJ S.A.*	Indirect subsidiary	-	100%
TIM Fiber SP Ltda.*	Indirect subsidiary	-	100%

(*) On August 29, 2012, the companies TIM Fiber RJ and TIM Fiber SP merged into TIM Celular, as mentioned in note 1.

We use purchase accounting to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of assets offered, equity instruments (e.g., shares) issued and liabilities incurred or assumed by the acquirer at the date when control is exchanged. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially

measured at their fair value at the acquisition date, irrespective of the proportion of any minority interest. The excess of acquisition cost over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in the income statement as income.

Transactions between Group companies, as well as balances and unrealized gains and losses in these transactions, are eliminated. Accounting policies of subsidiaries have been adjusted to ensure consistency with the accounting policies adopted by TIM Participações. The base date of the financial information used in the consolidation is the same for all Group companies.

c. Segment Information

Operating segments are the entity's components that develop business activities from which revenues can be obtained and expenses incurred. Their operating results are regularly reviewed by the entity's chief operating decision maker, in order to make decisions on the allocation of resources to each individual segment and to assess their performance. For an operating segment to exist, it must have separate financial information available.

The Company's chief operating decision maker, responsible for allocating resources and for periodic performance evaluation, is the Executive Board. The Executive Board and the Board of Directors are jointly responsible for making strategic decisions and for managing the Group.

The Group's strategy is to maximize the consolidated results of TIM Participações. This strategy includes optimizing the operations of each group company, in addition to taking advantage of the synergies generated among them. Notwithstanding the various business activities, the decision makers see the Group as a single business segment and do not take into account specific strategies intended for a particular service line. All decisions on strategic, financial, purchasing, investment and fund investment planning are made on a consolidated basis. The aim is to maximize the consolidated result obtained by exploring the SMP, STFC and SCM licenses.

d. Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and other short-term high liquidity investments, with original maturities of up to three months following the investment date, with an insignificant risk of change in amount.

e. Financial assets and liabilities

e.1 Financial assets

e.1.1 Classification

The Group classifies its financial assets in the following categories: (1) valued at fair value through profit or loss and (2) loans and receivables. On all dates shown in these quarterly financial statements

Management determines the classification of its financial assets at initial recognition.

(a) Financial assets valued at fair value through profit or loss

A financial asset is classified in this category if it was acquired primarily for sale in the short term. For this reason these assets are usually classified under current assets. However, where these assets are given in guarantee, or other restrictions exist on their short-term use, they may be classified as non-current assets.

The derivatives held by the Company have also been classified in this category, given their nature. The Company does not have speculative derivatives and does not apply hedge accounting.

(b) Loans and receivables

These are non-derivative financial assets with fixed or determinable payments, and are not quoted in an active market. In the quarterly financial statements they are classified as “accounts receivable”, “cash and cash equivalents” and “other assets”.

e.1.2 Recognition and measurement

The regular purchases and sales of financial assets are recognized on the trade date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. The transaction costs incurred in acquiring investments valued at fair value through profit or loss are charged to the income statement as expenses on the transaction date. After initial recognition, changes in the fair value are booked in income for the year as financial revenues and expenses. Such assets are written off when the rights to receive cash flows from the asset have expired or when the Company has transferred substantially all risks and benefits of owning them.

The fair values of investments with publicly quoted prices are based on their purchase price at each base date shown. If the market for a financial asset is not active, the Company establishes fair value by using valuation techniques. These techniques include the analysis of recent transactions with third parties, reference to other instruments that are substantially similar, analysis of discounted cash flow models and option pricing models which make maximum use of information generated by the market and minimum use of possible information generated by Management.

e.1.3 Offsetting financial instruments

Financial assets and liabilities are reported at their net amount when there is a legal right and an intention to offset them on a net basis, or to realize the asset and liquidate the liability simultaneously.

e.1.4 Impairment of financial assets

At the end of each reporting period the Company evaluates whether there is objective evidence of the impairment of its financial assets. An asset or group of financial assets is impaired and losses are recognized only if there is objective evidence of impairment. Such evidence would be the result of

one or more events occurring after the initial recognition of the assets, and that loss event (or events) would have an impact on the estimated future cash flows of the financial asset (or group of financial assets) which can be reliably estimated.

The criteria which the Company uses to determine whether there is objective evidence of impairment include verification as to real situations involving:

- Material financial difficulties of the issuer or borrower;
- A breach of contract, such as default or late payment of interest or principal;
- The Company, for economic or legal reasons relating to the financial difficulty of the borrower, provides a concession to the latter that a lender would not normally consider;
- It is likely that the borrower will declare bankruptcy or other financial reorganization that generates losses for lenders;
- The disappearance of an active market for that financial asset because of financial difficulties, or
- Observable data indicating that there has been a measurable reduction in the estimated future cash flows of a portfolio of financial assets, although the decrease cannot be identified by individual analysis of the individual financial assets in the portfolio. These data include:
  - (i) adverse changes in the payment status of borrowers in the portfolio;
  - (ii) national or local economic conditions that correlate with defaults on assets in the portfolio.

The amount of the impairment loss is measured at the difference between the book value of the assets and the new value (fair value less cost to sell / value in use) calculated after allowing for any of the situations mentioned above. Where impairment losses are identified, they are recognized directly in the profit or loss for the year.If, in a subsequent period, the value of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment being recognized (such as, for example, an improvement in the borrower's credit worthiness), the reversal of the impairment loss is also recognized in the consolidated income statement for the year.

e.2 Financial liabilities

The main financial liabilities recognized by the Company and its subsidiaries are: supplier accounts payable, unrealized losses on derivative transactions and loans and financing. They are classified into the categories below according to the nature of the financial instruments contracted:

Financial liabilities valued at fair value through profit or loss: At each balance sheet date, these liabilities are measured at fair value. Interest, monetary restatement, exchange rate variations and variations arising from measurement at fair value, if any, are recognized in profit or loss as incurred, in the lines of financial revenues or expenses. On the dates presented in these quarterly financial statements, this category is composed basically of derivative financial instruments.

Financial liabilities measured at amortized cost: are basically non-derivative financial liabilities that are not usually traded before maturity. At the initial recognition, such liabilities are recorded at their fair value. After initial recognition, they are measured using the effective interest rate method. Under

this method, transaction costs impact the initial liability amount, affecting the determination of the effective interest rate. This rate is the rate that exactly discounts all the cash flows from the financial instrument. The appropriation of financial expenses, according to the effective interest rate method, is recognized in the income statement under "financial expenses". On the dates of presentation of these quarterly financial statements, this category includes mainly loans and financing and accounts payable to suppliers of the Company.

f. Accounts receivable

Accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed until the balance sheet date. Accounts receivable from clients are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest rate method less impairment for accounts receivables ("impairment").

The impairment of accounts receivables is recorded as a reduction in accounts receivable in an amount deemed sufficient to cover possible losses on these receivables, based on the profile of the subscriber portfolio, the period for which the accounts have been overdue, the economic situation and the risks involved in each case.

g. Inventories

Inventories are stated at average acquisition cost. A provision is recognized to adjust the cost of handsets and accessories to net realizable value (selling price) when this amount is less than the average acquisition cost.

h. Indirect and direct taxes and contributions recoverable

These are stated at historical cost and, if applicable, adjusted according to the legislation in force.

i. Prepaid expenses

These are stated at actual amounts disbursed and not yet incurred. They are allocated to expense as incurred.

j. Judicial deposits

These are stated at historical cost and adjusted according to the legislation in force.

k. Investments

Equity interests in subsidiaries are valued using the equity method only in the individual quarterly financial statements.

l. Property, plant and equipment

Property, plant and equipment are stated at acquisition or construction cost, less accumulated depreciation and the provision for impairment (the latter, only if applicable). Depreciation is calculated on the straight line method over terms that take into account the expected useful lives of the assets and their residual value (note 17). The Company recognizes its assets by individual component.

The estimated costs of disassembling towers and equipment in rented properties are capitalized and amortized over the useful life of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement”. Interest incurred on updating the provision is classified as financial expenses. The accounting for this obligation is made according to ICPC12 / IFRIC 1.

Gains and losses from disposals are determined by comparing the amounts of these disposals with the carrying values at the time of the transaction and are recognized in “Other operating expenses, net” in the income statement.

As the Group does not build assets requiring long periods of time for their completion, the Company does not capitalize interest on loans and financing.

m. Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and provision for impairment (if applicable), and reflect: (i) the purchase of licenses and rights to use radio frequency bands, (ii) software in use and/or development, (iii) the purchase of the right to use the infrastructure of other companies, (iv) customer list, and (v) goodwill on the purchase of companies.

Amortization charges are calculated on the straight-line method over the useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly.

Goodwill

Goodwill is the positive difference between the amount paid or payable for an entity acquired and its net assets on the date of acquisition. These assets are the difference between the net fair value of assets and liabilities of the acquired entity. If the purchaser identifies negative goodwill (a negative difference between the amount paid or payable for the entity acquired and its net assets), this amount should be recorded as a gain in the income statement for the period, on the date of acquisition.

When the assessment of fair values of assets and liabilities identified as belonging to a business combination is incomplete on the date of presentation of quarterly financial statements, the Company recognizes, in these quarterly financial statements, the provisional values of the assets and liabilities under analysis. In this case, the completion of the purchase accounting process may give rise to a retrospective adjustment of the accounting balances of assets and liabilities, applying these adjustments as at the effective date of purchase of the entity acquired. Such procedures may affect

the value of goodwill and that of other assets already stated provisionally. The accounting standard in force establishes that the purchase accounting process should be concluded within one year after the date of purchase.

The goodwill is not regularly amortized and must be tested annually to identify probable impairment in its value. The accounting record of the goodwill is made at its cost less these losses (if any).

For the purposes of impairment test, the goodwill is allocated to the Cash Generating Units (CGUs). The allocation is made to the CGUs or groups of CGUs that benefit from the business combination from which the goodwill arose.

Gains and losses arising from the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Software

The costs associated with maintaining software are recognized as expenses as incurred. Identifiable and unique development costs that are directly attributable to the design and testing of software products, controlled by the Group, are recognized as intangible assets when the following criteria are met:

- it is technically feasible to complete the software to make it available for use;
- Management plans to complete the software and use it or sell it;
- the software will generate probable future economic benefits, that can be demonstrated;
- technical, financial and other resources are available to conclude development and use or sell the software, and
- the expenditure attributable to the software during its development can be measured reliably.

Directly attributable costs, which are capitalized as part of the software product, include costs with employees directly allocated to its development.

Other development expenditures that do not meet these criteria are recognized as expense as incurred.

As stated above, as the Group does not build assets requiring long periods of time for their completion, the Company does not capitalize interest on loans and financing.

n. Impairment of non-financial assets

Goodwill is tested for impairment annually. For other assets, verification of impairment is made whenever events or changes in circumstances indicate that the carrying value of the asset exceeds its recoverable value. The latter is the higher between the fair value of an asset less costs to sell and the value in use. For purposes of impairment assessment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash Generating Units - CGUs). The discount of

expected cash flows is made by taking into account the time value of money and the specific risks related to the asset being analyzed.

The impairment provisions (or part of them) on these assets, except goodwill, may be reversed where it can be shown that the reasons (or part of them) that gave rise to the provisions no longer exist on the quarterly financial statements reporting date.

o. Provisions

Provisions are recognized in the balance sheet when the Company has a legal obligation or an obligation resulting from a past event, and it is probable that an outflow of funds will be required to settle it.

p. Accounts payable to suppliers

Accounts payable to suppliers are obligations to pay for goods or services that were purchased in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Given the short maturity term of these obligations, in practical terms, they are usually recognized at invoice value.

q. Employee benefits

Profit sharing

The Company and its subsidiaries record a provision on a monthly basis for the estimated amount of employee profit sharing, with a compensating entry to expense. The provision calculation takes into account the targets disclosed to its employees and approved by the Board of Directors. Such amounts are recorded as personnel expenses and allocated to the income statement accounts in accordance with the employee's original cost center.

Pension plans and other post-employment benefits

The Company and its subsidiaries have defined contribution and defined benefit plans in place. In general, defined benefit plans establish a specific retirement benefit amount that an employee will receive upon retirement, usually dependent on one or more factors such as age, length of service and remuneration.

The liability recognized in the balance sheet with respect to defined benefit pension plans is the present value of the defined benefit liability at the balance sheet date, less the fair value of plan assets, with adjustments for unrecognized past service costs, if any. The defined benefit obligation is calculated annually by independent actuaries, using the projected unit credit method. The present value of defined benefit obligations is determined by discounting estimated future cash outflows, using interest rates consistent with market yields, which are denominated in the currency in which benefits will be paid and which have maturities close to those of the respective pension plan liability.

Past service costs are recognized immediately in income. Gains and losses arising from changes in

the actuarial assumptions are recorded in the shareholders' equity, as other comprehensive income, as incurred.

Regarding defined contribution plans, the Company makes contributions to public and private pension insurance plans obligatorily, contractually or voluntarily. The Company has no additional obligation for payment after the contribution is made. Contributions are recognized as employee benefit expenses when payable.

Stock option

The Company operates share-based compensation plans, which are settled with shares, through to which the entity receives the services of certain employees in consideration for equity instruments (options) granted. The fair value of employee services is recognized as an expense, with a compensating entry to capital reserve, and is determined by reference to the fair value of the options granted. The latter excludes the impact of any vesting conditions based on service and performance which are not market-related (for example, profitability, sales increase targets and remaining in employment for a specific period of time). Non-market-related vesting conditions are included in the assumptions underlying the number of option which will vest. The total expense amount is recognized during the period over which the right vests, when specific vesting conditions should be fulfilled. On the balance sheet date, the entity reviews its estimates regarding the number of options which will vest, based on the non-market-related vesting conditions. It recognizes the effect of this review of initial estimates, if any, in the income statement, with a corresponding adjustment to the capital reserve.

Amounts paid to employees, net of any directly attributable transaction costs, are credited to capital reserve and share issuance premium reserve, if applicable, when options are exercised.

Social contributions payable in connection with the granting of share options are deemed an integral part of the grant itself, and the payment is treated as a transaction settled in cash.

r. Income tax and social contribution

Income tax includes current and deferred income tax and social contribution, and transactions are recognized in the income statement. There are not income tax and social contribution amounts recognized in comprehensive income. Income and social contribution tax credit and debit balances are stated at their net amount only when there is both a right and the intention to offset them upon settlement.

Current balances

The current income tax and social contribution charges are calculated based on the tax laws enacted or substantially enacted up to the balance sheet date. Management periodically reviews the positions taken by the Company in its income tax returns with respect to tax regulations subject to interpretation.

Brazilian tax legislation allows companies to opt by quarterly or monthly payments of income tax and social contribution. Since 2012, the Company and its subsidiaries opted to pay income tax and social contribution quarterly.

Deferred balances

Deferred income and social contribution taxes are recognized on (1) accumulated income tax and social contribution losses and on (2) temporary differences arising from differences between the tax bases of assets and liabilities and their carrying values in the quarterly financial statements. Deferred income tax is determined using enacted tax rates (and tax laws), or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify deferred tax credit and debit balances.

Deferred income and social contribution tax credits are recognized only in the event of a profitable track record and/or when the annual forecast prepared by the Company, examined by the Fiscal Council and approved by Management, indicates the likelihood of future realization of those tax credits.

Deferred income and social contribution tax credits and debits are shown net, when both a legal right and the intention to offset them exist at the time when current taxes are ascertained, usually in relation to the same legal entity and the same tax authority. Thus deferred tax credits and debits in different entities are in general shown separately, not at their net amount.

s. Provision for contingencies

This is set up at an amount deemed sufficient to cover losses and risks considered probable, based on analysis by the Company’s internal and external legal consultants and by Management. Situations where losses are considered possible are subject to disclosure and those where losses have been considered remote are not disclosed.

t. Leases

Leases where a significant portion of the risks and benefits is retained by the lessor are classified as operating leases and their effects are recognized in the income statement for the year over the lease period.

Leases in which the Company, as lessee, substantially holds the risks and benefits of ownership are classified as financial leases, which are capitalized at the beginning of the lease at the lower of the fair value of the leased item and the present value of the payments provided for in the agreement. Interest related to the lease are recognized in the income statement over the contractual term.

Take-or-pay and similar agreements, in which purchasers should make specified payments, irrespective of receiving the goods or services contracted or not, are classified as financial leases and their accounting treatment is identical to that established in the above paragraph.

u. Shareholders’ equity

The principal items which affect the Company's shareholders' equity are subject to the following accounting practices:

Capital stock

It is stated at the amount effectively raised from shareholders, net of the costs directly linked to the issuance process.

When a Group company purchases the Company's shares, aiming to hold them as treasury shares, the amount paid, including any directly attributable additional costs, is deducted from the Company's shareholders' equity, until the shares are cancelled or reissued. When these shares are reissued subsequently, any amount received, net of additional costs directly attributable to the transaction, is included in shareholders' equity.

Reserves

These are constituted and utilized according to the Corporate Law and the Company's By-laws.

Distribution of dividends

The distribution of minimum compulsory dividends, calculated pursuant to the By-laws, is recognized as a liability at the end of each fiscal year. Any other amount to be distributed as interim dividends or in payment of dividends exceeding the minimum compulsory amount, for example, is provided for only on the date when the additional distribution is approved by the shareholders in a General Meeting.

v. Revenue recognition

As a rule, revenues are only recognized to the extent that it is probable that the economic benefits from the transactions will flow to the Company and that their values can be measured reliably.

Revenues from services rendered

The principal service revenues are derived from monthly subscribers, the provision of separate voice, SMS and data services, etc., and user packages combining these services, roaming charges and interconnection revenue. The balances are recognized as the services are used, net of sales tax and discounts granted on services. These revenues are booked only when the amount of services rendered can be estimated reliably.

Balances are recognized monthly via invoicing, and billable revenues between the billing date and the end of the month (unbilled) are identified, processed and recognized in the month in which the service was rendered. Calculations of unbilled balances from the previous month are reversed out, and unbilled items are calculated again at each current month.

Interconnection and roaming traffic revenues are recorded separately, without offsetting the amounts

owed to other telecom operators.

The minutes not used by customers in the prepaid service system are recorded as deferred revenues and allocated to income when these services are actually used by customers.

Revenues from product sales

Revenues from product sales (telephones, mini-modems and other equipment) are recognized when the significant risks and benefits of the ownership of such products are transferred to the buyer.

w. New standards, changes and interpretations of standards not yet in force

The following new standard was issued by the IASB, but they are not in force for the year 2013. The early adoption of this standard, although encouraged by IASB, was not allowed in Brazil by the CPC.

. IFRS 9 - "Financial Instruments" deals with the classification, measurement and recognition of financial assets and liabilities. IFRS 9 was issued in November 2009 and October 2010 and replaces the parts of IAS 39 relating to the classification and measurement of financial instruments. IFRS 9 requires the classification of financial assets in two categories: those measured at fair value and those measured at amortized cost. The determination is made at the initial recognition. The classification basis depends on the entity's business model and on the contractual characteristics of the financial instruments' cash flow. Regarding financial liabilities, the standard maintains the majority of the requirements set forth in IAS 39. The main change is that, in cases where the fair value option is adopted for financial liabilities, the portion of the change in fair value which is due to the entity's own credit risk is recorded in other comprehensive income, not in the income statement, except when this would result in an accounting mismatch. The Group is assessing the overall impact of IFRS 9, which comes into force on January 1, 2015.

There are no other IFRS rules or IFRIC interpretations, which are not yet in force, that could have a significant impact on the Group.

5 Critical judgment in the application of accounting policies

Accounting estimates and judgments are continuously evaluated. They are based on our historical experience and factors such as expectations of future events considering the circumstances as of the base date of the financial statements.

By definition, the accounting estimates resulting from such assumptions rarely equal the actual outcome. Below are the estimates and assumptions that include significant risk and may probably cause material adjustments in the book values of assets and liabilities for the next fiscal year:

(a) Loss on impairment of non-financial assets

Losses from impairment take place when the book value of assets or cash generation units exceeds the respective recoverable value, which is considered as the fair value less selling costs, or the value in use, whichever is greater. The calculation of the fair value less selling costs is based on the information available from sale transactions involving similar assets or market prices, less the additional costs incurred to dispose of such assets. The value in use is based on the discounted cash flow model. Cash flows derive from the Company's Business Plan for a period equivalent to the useful life of the asset being analyzed. Any reorganization activities to which the Company has not committed itself on the base date on which the quarterly financial statements are reported or any material future investments aimed at improving the asset base of the cash generation unit being tested are excluded for the purposes of impairment test.

The recoverable value is variable to the discount rates used in the discounted cash flow method, as well as with expected cash receivables and the growth rate of revenue and expenses used for extrapolation purposes. Adverse economic conditions may lead to significant changes in these premises.

As at December 31, 2012, the main non-financial assets for which this assessment was made, in the Company and its subsidiaries, is goodwill. During the first nine months of 2013, no evidence was found that might substantially change the results of the assessment done at the end of the previous year. As required by accounting standard CPC 01, a new impairment test will be done by the Company during the last quarter of 2013.

(b) Asset retirement obligation

The estimated costs of dismantling towers and equipment on rented property are capitalized and amortized over the useful life of these assets. The Company uses estimates to recognize the present value of these costs and their amortization period. These estimates involve both estimated dismantling costs and the use of a discount rate to determine their present value. This estimate is susceptible to a variety of economic conditions that may not in fact arise when the assets are actually dismantled.

(c) Income tax and social contribution (current and deferred)

Income *tax* and social contribution (current and deferred) are calculated in accordance with prudent interpretations of the legislation currently in force. This process normally includes complex estimates in order to define the taxable income and temporary differences that are deductible or taxable. In particular, deferred tax assets on income tax and social contribution losses, and temporary differences are recognized to the extent that it is probable that future taxable income will be available to be offset by them. The recoverability of the deferred income tax on tax and social contribution losses and temporary differences takes into account estimates of future taxable income and is based on conservative tax assumptions.

(d) Impairment of accounts receivables

The impairment of accounts receivables is shown as a reduction from accounts receivable and is recorded based on the customer portfolio profile, the aging of past due accounts, the economic scenario and the risks involved in each case. The impairment is considered sufficient to cover any losses on receivables.

(e) Provision for contingencies

Contingencies are analyzed by the Company's management and (internal and external) legal advisors. The Company's reviews take into account factors such as the hierarchy of laws, case law available, recent court decisions and their relevance in the legal order. Such reviews involve management judgment.

(f) Fair value of derivatives and other financial instruments

The Company has applied the change in IFRS 7 for financial instruments measured at the fair value in the balance sheet, which requires the disclosure of measurements in accordance with the following hierarchy:

- Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2: Inputs, other than quoted prices quoted that are observable for the asset or liability, either directly (for example, as prices) or indirectly (for example, derived from prices); and
- Level 3: Inputs for the asset or liability that are not based on observable market data.

(g) Unbilled revenues

Considering that some billing cut off dates happen in intermediate dates within the months, at the end of each month there are revenues to be recognized which are not effectively billed to the customers. These unbilled revenues are recorded based on estimates which take in account historical data of usage, number of days since the last billing date, among other factors.

6 Cash and cash equivalents

	Parent Company		Consolidated	
	09/2013	12/2012	09/2013	12/2012
Cash and banks	150	58	114,396	370,236
Financial investments:				
CDB/Repos to be due within 90 days	25,929	17,056	3,220,941	4,059,544
	26,079	17,114	3,335,337	4,429,780

Bank Deposit Certificates ("CDB") and Buy-backs are nominative securities issued by banks and sold to the public as a means of raising funds. Such securities can be traded during the contracted period, at any time, without significantly loss of value.

The calculation of the annual average return of the Company's investments, including those not classified as cash and cash equivalents, is 100.74% of the Interbank Deposit Certificate – CDI rate.

7 Financial assets at fair value through profit or loss

	Parent Company		Consolidated	
	09/2013	12/2012	09/2013	12/2012
CDB/Repos	162	141	27,247	22,644
Current portion	-	(1)	-	(810)
Non current portion	162	140	27,247	21,834

The CDBs and Repos classified as current assets are due between 91 and 365 days. The total investments classified as non-current are restricted for use by virtue of legal actions.

8 Accounts receivable

	Consolidated	
	09/2013	12/2012
Billed services	1,043,160	1,027,730
Unbilled services	704,357	740,501
Network use	663,843	777,500
Sale of goods	1,907,674	1,511,159
Other accounts receivable	3,291	2,462
	4,322,325	4,059,352
Provision for doubtful debts	(376,215)	(347,176)
	3,946,110	3,712,176

Current portion	(3,904,559)	(3,650,871)
Non current portion	41,551	61,305

The fair value of accounts receivable equals the book value shown on September 30, 2013, and December 31, 2012. The total amount of BNDES loans is guaranteed by accounts receivable (see Note 20).

Variation in the provision for doubtful debts is as follows:

	Consolidated	
	09/2013 (9 months)	12/2012 (12 months)
Initial balance	347,176	320,755
Provision recording	195,884	250,972
Provision write-offs	(166,845)	(224,551)
Final balance	376,215	347,176

The aging of the accounts receivable is recorded as follows:

	Consolidated	
	09/2013	12/2012
Falling due	3,340,735	3,193,720
Past due for up to 30 days	177,694	52,434
Past due for up to 60 days	54,765	71,866
Past due for up to 90 days	240,476	290,739
Past due for more than 90 days	508,655	450,593
	4,322,325	4,059,352

9 Inventories

	Consolidated	
	09/2013	12/2012
Cellular phone sets and Tablets	366,672	233,722
Accessories and pre-paid cards	8,611	9,239
TIM chips	39,106	37,839
	414,389	280,800
Provision for adjustment to realization amount	(18,240)	(11,655)
	396,149	269,145

10 Indirect taxes and contributions recoverable

	Consolidated	
	09/2013	12/2012
ICMS	1,332,623	1,113,727
Others	11,829	7,635
	1,344,452	1,121,362
Current portion	(1,145,878)	(906,101)
Non current portion	198,574	215,261

The non-current portion basically refers to ICMS related to the subsidiaries' property, plant and equipment.

11 Direct taxes and contributions recoverable

	Parent Company		Consolidated	
	09/2013	12/2012	09/2013	12/2012
Income and social contribution taxes	3,772	3,694	28,207	27,454
PIS/COFINS	20,185	20,185	332,134	300,105
Other	1,323	96	42,650	25,324
	25,280	23,975	402,991	352,883
Current portion	(25,280)	(23,975)	(380,710)	(331,225)
Non-current portion	-	-	22,281	21,658

12 Deferred income tax and social security taxes

Deferred income tax and social contribution are calculated using the prevailing rates for each tax, which currently are 25% for income tax and 9% for social contribution. They also take into account the tax incentives shown in note 36.

The amounts shown in the accounts are as follows:

	Parent Company		Consolidated	
	09/2013	12/2012	09/2013	12/2012
Deferred taxes – Liabilities				
Amortized goodwill – TIM Fibers	-	-	(121,734)	(72,915)
Business combination - Intelig	-	-	(129,593)	(123,891)
	-	-	(251,327)	(196,806)
Deferred taxes – Assets				
Tax losses	12,533	10,001	1,342,174	1,405,695
Social contribution losses	4,576	3,665	496,906	519,773
Temporary differences				
Provision for doubtful debts	-	-	126,580	116,043
Derivative financial instruments	-	-	(46,039)	(37,605)
Provision for contingencies	2,796	1,223	134,265	105,776
Adjustment to present value – 3G license	-	-	19,319	20,776
Deferred tax on CPC adjustments	53,569	53,569	161,185	159,501
PPA Fiber adjustment	-	-	1,011	1,170
FISTEL judicial deposit	-	-	-	72,277
Profit sharing	-	-	24,472	11,283
Taxes with suspended enforceability	-	-	12,872	12,872
Others	168	2	16,999	17,214
	73,642	68,460	2,289,744	2,404,775
Provision for devaluation of tax assets (Intelig and TIM Part,)	(73,642)	(68,460)	(1,203,513)	(1,152,757)
	-	-	1,086,231	1,252,018

TIM Celular

TIM Celular has set up deferred income and social contribution tax assets on its total tax losses, social contribution losses and temporary differences, on the basis of projected future taxable earnings.

Based on these projections, the subsidiary expects to recover the credits as follows:

2013	256,860
2014	262,786
2015	344,651
2016	100,430
2017 onwards	121,504
	1,086,231

The estimates for recovery of tax assets were calculated taking into account the financial and business assumptions available at the close of 2012. The time table for such credits recovering was approved by the Company's Board of Directors and reviewed by the Audit Committee. It is not necessary to discount the credits to their present values and accordingly no discount rates were applied on this analysis. As mentioned in note 5, due to the uncertainties inherent in making estimates, these projections may not be confirmed in the future.

Subsidiary TIM Celular used credits related to tax losses carried forward and negative basis of social contribution in the amount of R$135,361 in the nine-month period ended September 30, 2013.

Intelig

Based on estimates of future taxable income and taking into account its history of tax losses and social contribution losses, Intelig believes that it currently does not meet the minimum requisites for recording deferred income and social contribution taxes. Thus the company has maintained the provisions on the totality of these tax assets. As at September 30, 2013, the total amount provisioned was R$1,058,466 (R$1,084,297 as at December 31, 2012), of which R$998,271 refers to tax losses and social contribution losses, while R$60,195 refers to temporary differences. Intelig's liabilities show deferred income and social contribution taxes amounting to R$129,593 (R$123,891 as at December 31, 2012), from the adoption of deemed cost at the first adoption of IFRS.

TIM Participações S.A.

As it is a holding company, TIM Participações has no activities which could normally be offset by tax losses, social contribution tax losses and temporary differences. As at September 30, 2013 the provision for losses on these deferred tax assets amounted to R$73,642 (R$68,460 as at December 31, 2012).

13 Prepaid expenses

	Consolidated	
	09/2013	12/2012
Fistel (*)	239,163	-
Rentals and insurance	70,029	56,513
Advertising not released	73,065	139,436
Network swap (**)	57,345	68,038
Others	28,993	10,422
	468,595	274,409
Current portion	(364,495)	(180,371)
Non-current portion	104,100	94,038

(*) The Fistel rate paid in March 2013, refers to the year 2013 and is being amortized monthly, in accordance with the corresponding mechanism.

(**) On April 1, 2010, the subsidiary Intelig and the GVT entered into a reciprocal agreement of assignment of fiber optic infrastructure (network swap), in order to expand their respective fields of operation. Given the economic nature of the transaction, the amount was recognized in the (current and non-current) prepaid expenses account against a corresponding entry to other (current and non-current) liabilities (Note 24). As at September 30, 2013, the non-current balances were R$8,792 (R$8,742 as at December 31, 2012) and the long-term balances were R$48,553 (R$59,296 as at December 31, 2012). The agreement term is of 10 years.

14 Judicial deposits

	Parent Company		Consolidated	
	09/2013	12/2012	09/2013	12/2012
Civil	14,006	3,607	244,168	179,074
Labor	33,162	30,965	244,917	205,481
Tax (*)	1,292	131	208,394	436,650
Regulatory	-	-	107	107
	48,460	34,703	697,586	821,312

(*) In April 2008, Federal Law No. 11652 was published related to the payment of the contribution for Development of the Public Radio Service to EBC (*Empresa Brasil de Comunicação*). It is the understanding of the Company that this law is unconstitutional since the contribution lacks the necessary characteristics for the valid creation of any taxes in accordance with the Federal Constitution. An injunction was filed in court to protect the interests of TIM Celular. In March of 2010, 2011, 2012 and 2013 court deposits were made related to the contributions for these periods, in the amounts, respectively, of R$56,086; R$69,445; R$87,049; R$95,579, totaling R$308,159. For each of these judicial deposits, a liability was recorded at the same amount under the item "Indirect

taxes and contributions payable".

On July 17, 2013, the Company elected to claim the conversion of judicial deposits into income. By judgment rendered on August 1, 2013, the claim of conversion into income was granted.

On September, 2013, these values were write-off and the Company will proceed with the litigation, but making the payments on a regular basis.

15 Other assets

	Parent Company		Consolidated	
	09/2013	12/2012	09/2013	12/2012
Advances to suppliers	521	279	107,509	53,163
Advance to employees	53	12	17,552	3,712
Fiscal incentives	-	-	6,554	6,554
Other rights	8,960	8,033	50,203	45,313
	9,534	8,324	181,818	108,742
Current portion	(9,534)	(8,324)	(168,662)	(94,702)
Non-current portion	-	-	13,156	14,040

16 Investments – Parent Company

(a) Interest in subsidiaries

	09/2013		
	TIM Celular	Intelig	Total
Number of shares held	38,254,833,561	3,279,157,266	
Interest in total capital	100%	100%	
Shareholders' equity	13,231,584	1,042,783	
Unrealized earnings	-	(2,973)	
Adjusted shareholders' equity	13,231,584	1,039,810	
Net income (loss) for the period	1,144,798	(123,499)	
Unrealized earnings	-	605	
Adjusted net income (loss) for the period	1,144,798	(122,894)	1,021,904
Equity in results of subsidiary	1,144,798	(122,894)	1,021,904
Investment amount	13,231,584	1,039,810	14,271,394

	12/2012		
	TIM Celular	**Intelig**	**Total**
Number of shares held	38,254,833,561	3,279,157,266	
Interest in total capital	100%	100%	
Shareholders' equity	12,448,358	1,166,192	
Unrealized earnings	-	(3,579)	
Adjusted shareholders' equity	12,448,358	1,162,613	
Net income (loss) for the period	1,675,394	(236,406)	1,438,988
Unrealized earnings	-	807	807
Adjusted net income (loss) for the period	1,675,394	(235,599)	1,439,795
Equity in results of subsidiary	1,675,394	(235,599)	1,439,795
Investment amount	12,448,358	1,162,613	13,610,971

(b) Changes in investment in subsidiaries:

	TIM Celular	**Intelig**	**Total**
Balance of investments as at December 31, 2012	12,448,358	1,162,613	13,610,971
Equity in results of subsidiaries	1,144,798	(122,894)	1,021,904
Supplementary dividends	(365,094)	-	(365,094)
Stock options	2,188	91	2,279
Reversal of put option balance	1,334	-	1,334
Balance of investments as at September 30, 2013	13,231,584	1,039,810	14,271,394

17 Property, Plant and Equipment

(a) Movement in property, plant and equipment

	Consolidated				
	Balance as at 12/2012	**Additions**	**Write-offs**	**Transfers**	**Balance as at 09/2013**
Cost of property, plant and equipment, gross					
Commutation / transmission equipment	12,296,529	-	-	946,032	13,242,561
Fiber optic cables	602,479	-	-	16,268	618,747
Loaned handsets	1,571,083	-	(15,921)	115,046	1,670,208
Infrastructure	3,502,184	-	(107)	285,880	3,787,957
Computer	1,322,071	-	-	56,759	1,378,830
General use assets	451,383	-	-	35,824	487,207
Land	40,505	-	-	-	40,505
Construction in progress	654,428	1,380,820	(132)	(1,455,809)	579,307
Total property, plant and equipment, gross	**20,440,662**	1,380,820	(16,160)	-	**21,805,322**
Accumulated depreciation					
Commutation / transmission equipment	(8,175,296)	(688,488)	-	(20)	(8,863,804)
Fiber optic cables	(160,310)	(24,511)	-	-	(184,821)
Loaned handsets	(1,431,679)	(107,093)	9,244	(1)	(1,529,529)
Infrastructure	(1,690,984)	(213,121)	61	5	(1,904,039)
Computer	(1,137,036)	(45,967)	-	16	(1,182,987)
General use assets	(278,847)	(34,590)	-	-	(313,437)
Total accumulated depreciation	**(12,874,152)**	(1,113,770)	9,305	-	**(13,978,617)**
Property, plant and equipment, net					
Commutation / transmission equipment	4,121,233	(688,488)	-	946,012	4,378,757
Fiber optic cables	442,169	(24,511)	-	16,268	433,926
Loaned handsets	139,404	(107,093)	(6,677)	115,045	140,679
Infrastructure	1,811,200	(213,121)	(46)	285,885	1,883,918
Computer assets	185,035	(45,966)	-	56,775	195,844
General use assets	172,536	(34,590)	-	35,824	173,770
Land	40,505	-	-	-	40,505
Construction in progress	654,428	1,380,820	(132)	(1,455,809)	579,307
Total property, plant and equipment, net	**7,566,510**	267,051	(6,855)	-	**7,826,706**

(b) Depreciation rates

	Average annual rate %
Commutation / transmission equipment	8 to 14.29
Fiber optic cables	4 to 10
Loaned handsets	50
Infrastructure	4 to 10
Computers	20
General use assets	4 to 10

On 31 December. 2012, pursuant to CPC 27, the Company and its subsidiaries assessed the useful life estimates for their property, plant and equipment, concluding that there was no significant change or alteration to the circumstances in which the estimates had been based that would justify changes to the useful lives currently in use. To determine the useful life of the assets, the Company considers not just the type of the asset, but also the way it is used and the conditions to which the assets is submitted during its operations.

18 Intangible assets

The amounts of the SMP licenses and radio frequency licenses, as well as software, goodwill and other items, were recorded as follows:

(a) Movement in intangible assets

	Balance as at 12/2012	Additions	Write-offs	Transfer	Balance as at 09/2013
Cost of intangible assets, gross					
Software rights	9,052,830	-	(2,671)	798,124	9,848,283
Concession licenses	4,814,284	132,572	-	1,640	4,948,496
Subsidies on sales of handsets and mini modems	1,819,836	-	-	-	1,819,836
Goods and facilities in progress	35,041	952,038	-	(799,764)	187,315
Goodwill	1,527,219	-	-	-	1,527,219
List of clients	95,200	-	-	-	95,200
Right to use - LT Amazonas	-	300,713	-	-	300,713
Other assets	29,738	-	-	-	29,738
Intangible assets, gross	**17,374,148**	1,385,323	(2,671)	-	**18,756,800**
Accumulated amortization					
Software rights	(6,583,174)	(680,996)	-	-	(7,264,170)
Concession licenses	(2,941,339)	(231,088)	-	-	(3,172,427)
Subsidies on sales of handsets and mini modems	(1,819,836)	-	-	-	(1,819,836)
List of clients	(19,600)	(12,600)	-	-	(32,200)
Right to use - LT Amazonas	-	(2,294)	-	-	(2,294)
Other assets	(21,010)	(4,063)	-	-	(25,073)
Total accumulated amortization	**(11,384,959)**	(931,041)	-	-	**(12,316,000)**

Intangible assets, net					
Software rights	2,469,656	(680,995)	(2,671)	798,123	2,584,113
Concession licenses	1,872,945	(98,517)	-	1641	1,776,069
Goods and facilities in progress	35,041	952,038	-	(799,764)	187,315
Goodwill	1,527,219	-	-	-	1,527,219
List of clients	75,600	(12,600)	-	-	63,000
Right to use - LT Amazonas	-	(298,419)	-	-	(298,419)
Other assets	8,728	(4,063)	-	-	4,665
Intangible assets, net	**5,989,189**	454,282	(2,671)	-	**6,440,800**

(a) Amortization Rates

	Average annual rate %
Software rights	20
Concession licenses	5 to 50
Customer list	17,65
Other assets	20

(b) Goodwill from previous years

(b.1) Intelig´s acquisition

During the year ended December 31, 2009, as a result of having valued at fair value the identifiable assets acquired and the liabilities assumed from Intelig on the acquisition date, the fair value of net assets acquired amounted to R$529,714. Thus the amount paid for acquiring Intelig, R$739,729 as at December 30, 2009, was R$210,015 higher than the fair value of the net assets acquired. This surplus amount was allocated as goodwill and is represented by/based on the Company's expected future earnings. As required for all goodwill, its recoverability is tested annually through an impairment test.

As at December 31, 2012, the Company used the value in use method to perform the impairment test, using the following assumptions:

- Intelig's network is fundamental for the Group's business development, allowing and supporting the development of the current and new service offers as well as creating a significant leased lines' cost reduction. To determine the costs savings related to the leased lines, the Company used the market prices of circuit rents, taking into consideration also their locations. The present value of these rents were deducted from the net value of Intelig's permanent assets as at December 31, 2012;
- The projection of Intelig's network maintenance and operation costs was based on the Company's expected inflation rate which is consistent to the projections prepared by market institutions
- The term used for the impairment test was 11 years, consistent with the average useful life of Intelig's network assets;
- The discount rate applied over the projected cash flows was 11.5% p.a.

As a result of the test, there was no evidence of impairment to be recorded.

On September 30, 2013, no evidence was found that might substantially change the results of the assessment done at the end of the previous year. As required by accounting standard CPC 01, a new impairment test will be done by the Company during the year 2013 (planned for the last quarter of the year).

(b.2) TIM Fiber SP and TIM Fiber RJ acquisitions

The subsidiary TIM Celular recorded the goodwill final allocation related to the acquisition of TIM Fiber SP and TIM Fiber RJ (merged into TIM Celular during the third quarter of 2012). The goodwill recorded is based on the operation's future profitability mainly due to the broadband business. The impairment test considered the value in use methodology and considered the following assumptions:

- Growth percentages in the client basis, aligned with the Company's business plans;
- Increase in service revenues due to the combination of in speed performance and the option voice x IP;
- Projections of operation and maintenance costs considering the growth in client basis, eventual scale gains and inflation effects. The Company's expected inflation rate is aligned with the projections prepared by the main market institutions;
- Considering that the business has an indefinite life, as from the 10th year, it was estimated a perpetuity with a nominal growth in cash flows of 3% p.a.;
- The discount rate for the future cash flows was 11.3 p.a.

It is important to emphasize that, although the network synergies from the TIM Fibers (leased line savings, as well as occurs with Intelig) exists and they can be used in the calculation of the value in use, these amounts were not considered in the impairment tests.

As at December 31, 2012, as a result of the test, there was no evidence of impairment to be recorded. As of September 30, 2013, no evidence was identified that might substantially change the results of the assessment done at the end of the prior year. As required by the accounting standard CPC 01, a new impairment test will be done by the Company during the year 2013 (planned for the last quarter of the year).

(b.3) Acquisition of minority interests in TIM Sul and TIM Nordeste

In 2005, the Company acquired all the shares of the minority shareholders of TIM Sul and TIM Nordeste Telecomunicações, in exchange for shares issued by TIM Participações, converting these companies to full subsidiaries. At that time, the transaction was recorded at the book value of those shares in the quarterly financial statements, with no goodwill being recorded for the difference in market value between the shares traded. For the purposes of the initial adoption of IFRS in 2010, the Company opted to apply the exemption permitted under IFRS 1, recording the goodwill for R$157,556, which was ascertained when the financial statements according to IFRS was prepared for the Company's parent company in 2005.

The Company´s combined estimates (that includes landline and mobile telephone services, broadband business, leased lines, etc) adjusted to the present value, indicates that there is no need for impairment. The assumptions used on these estimates were detailed above.

(c) Right to use - LT Amazonas

Subsidiary TIM Celular executed agreements for right to use infrastructure with companies that operate transmission lines in Northern Brazil. Such agreements fall within the scope of IFRIC 4 and are classified as financial leases.

These agreements terms are for 20 years, since the assets are ready to operate, and provides monthly payments to the electric power transmission companies, annually restated by IPC-A. The consolidated nominal due amount by TIM Celular is R$525,333 and its present value is R$252,112.

The table below presents the future payments schedule for the agreements in force related to LT Amazonas Project:

	Nominal amounts	**Present Value amounts**
Until September, 2014	30,645	16,869
From October, 2014 until September, 2019	131,333	62,454
From October, 2019 onwards	363,355	172,789
	525,333	252,112

The present value of due amount is R$249.815 of principal and R$2.297 of interest accrued until September 30, 2013. Additionally, the amount of right of use of LT Amazonas also considers R$50.898 related to investments in property, plant and equipment done by TIM Celular and subsequently donated to the electric power transmission companies. These donations are already included in the contract signed by the parts.

19 Suppliers

	Parent Company		**Consolidated**	
	09/2013	**12/2012**	**09/2013**	**12/2012**
Local currency				
Suppliers of materials and services	2,436	1,860	3,660,665	3,742,889
Interconnection (a)	-	-	356,309	352,153
Roaming (b)	-	-	1,736	606
Co-billing (c)	-	-	82,403	77,340
	2,436	1,860	4,101,113	4,172,988

Foreign currency				
Suppliers of materials and services	-	-	65,395	64,468
Interconnection (a)	-	-	-	927
Roaming (b)	-	-	13,275	54,738
	-	-	78,670	120,133
Current portion	2,436	1,860	4,179,783	4,293,121

(a) This refers to the use of the networks of other landline and mobile telephone operators, with calls being initiated from TIM's network and ending in the network of other operators.

(b) This refers to calls made by customers outside their registration area, who are therefore considered visitors in the other network.

(c) This refers to calls made by a customer who chooses another long-distance operator.

20 Loans and financing

					Consolidated	
Description	Currency	Charges	Maturity date	Collaterals	09/2013	12/2012
BNDES	URTJLP	URTJLP + 1,72% to 4,50% p.a.	Dec/19	Secured by TIM Part. and receivables from TIM Celular	1,933,945	1,894,790
BNDES	UMIPCA	UMIPCA + 2,62% p.a.	Jul/17	Secured by TIM Part. and receivables from TIM Celular	111,625	137,419
BNDES (PSI)	R$	2,50% to 4,50% p.a.	Jul/18 to Dec/19	Secured by TIM Part. and receivables from TIM Celular	330,815	342,079
BNB	R$	10,00% p.a.	Jan/16	Bank surety and guarantee of TIM Part.	25,767	38,743
Banco do Brasil (CCB)	R$	106,50% of CDI	Sept/14 to May/15	-	469,888	354,272
Banco BNP Paribas	USD	Libor 6M + 2,53% p.a.	Dec/17	Security by TIM Part.	242,143	244,723
Banco Europeu de Investimento (BEI)	USD	Libor 6M + 0,57% to 1,324% p.a.	Sept/16 to Feb/20	Bank surety and security by TIM Part..	1,059,945	836,562
Bank of America (Res. 4131)	USD	Libor 3M + 1,25% p.a.	Sept/13	-	-	244,962
JP Morgan (Res. 4131)	USD	1,56% p.a.	Sept/13	-	-	205,280
Bank of America (Res. 4131)	USD	Libor 3M + 1,35% p.a.	Sept/16	-	267,313	-
JP Morgan (Res. 4131)	USD	1,73% p.a.	Sept/15	-	111,554	-
Cisco Capital	USD	1,80% p.a.	Sept/18	-	111,595	-
Itaú (CCB)	R$	CDI + 0,75%	Mar/13	-		91,265
Total					4,664,590	4,390,095
Current					(682,710)	(951,013)
Non current					3,981,880	3,439,082

The parent company TIM Participações does not have loans or financing as at September 30, 2013.

The foreign currency loan taken out with Banco BNP Paribas, secured by SACE, has restrictive clauses requiring compliance with certain financial ratios calculated on a half-yearly basis. Our subsidiary TIM Celular is in compliance with all the required financial ratios.

The financing that TIM Celular has obtained from the BNDES, for the purpose of expanding the mobile telephone network, also presents restrictive clauses requiring compliance with certain financial ratios that are calculated on a half-yearly basis. The subsidiary TIM Celular has been complying with all the required financial ratios.

In December 2012, TIM Celular contracted with BNDES an increase in the total credit limit from R$1,510 million to R$3,674 million. From the total amount of R$2,164 million referring to the increase in the credit limit, R$1,983 million is destined to financing TIM Celular investments, and R$181 million is destined to financing Intelig Telecomunicações investments for the years 2012 and 2013. In December 2012, TIM Celular raised R$1,000 million from BNDES, for a 7-year term, relating to the increase in the credit line contracted in December 2012, of which i) R$867 million at the cost of TJLP + 3,32% and ii) R$133 million referring to the PSI (Investment Support Program) financing line. This program provided for interest rates (2.5% p.a.) that are favorable when compared to facilities available in the market and even when compared to the rates offered by the BNDES itself for other transactions with similar purposes and terms.

In April 2013, Intelig Telecomunicações made the first drawdown with the BNDES, amounting to R$90 million, of which i) R$80 million at a cost of TJLP + 3.32% and ii) R$10 million referring to the PSI (Investment Support Program).

In May 2013, TIM Celular made a new drawdown with the BNDES, amounting to R$200 million and a cost of TJLP + 3.32%.

In June 2013, Intelig Telecomunicações made another drawdown with the BNDES, amounting to R$40 million, for a total term of 7 years, of which i) R$35.5 million at a cost of TJLP + 3.32% and ii) R$4.5 million referring to the PSI (Investment Support Program).

The outstanding balances of the credit facilities taken out with the BNDES as at September 30, 2013 are R$760 million in the case of TIM Celular, and R$51 million for Intelig Telecomunicações.

The transactions related to the PSI credit lines qualify within the scope of IAS 20 – Government Subsidies and Assistance. Therefore, using the effective interest rate method defined in IAS 39 – Financial Instruments, Recognition and Measurement, the following observations were made: a comparison was made between (i) the total debt amount calculated using the rates set forth in the agreement and (ii) the total debt amount calculated using market rates (fair value). The balance as at September 30, 2013, of the subsidy granted by the BNDES for all the PSI lines in September 2013, is approximately R$66 million. This amount was recorded in the “Advanced Revenue from Government Subsidies” group of accounts and deferred for the useful life of the asset being financed and appropriated to the “Other Subvention Revenue” group of accounts.

In December 2011 and July 2012, the subsidiary TIM Celular entered into financing agreements with the European Investment Bank (EIB) in the amount of EUR100 million each, totaling EUR200 million. Although the line contracted is established in EURO, the contractual terms permit that the Company, at the time of drawing the amounts, choosing the funding currency among EURO, Brazilian Real or USD. The Company opted to receive the funding in USD. In August 2012, TIM Celular raised R$248 million, equivalent to EUR100 million, which will become due in September 2019. In February 2013, TIM Celular raised R$136 million, equivalent to EUR50 million, under the credit facility granted by the European Investment Bank (BEI) in July 2012, which will become due in February 2020. In the case of both disbursements, concomitantly with the loans, swap transactions were contracted for full protection against exchange and interest rate variation risks up to maturity of the debt. Considering the amount of EUR100 million already disbursed in August 2012 and EUR50 million disbursed in February 2013, the subsidiary TIM Celular still has EUR50 million available for drawdown by the end of 2013.

In February 2013, TIM Celular transferred two Bank Credit Certificates in the amount of R$22 million and R$40 million, which were previously contracted with Itaú, to Banco do Brasil, changing the CDI cost from +0.75% per year to 106,50% and extending their maturity from August 2014 to February 2015.

In March 2013, TIM Celular transferred a Bank Credit Certificate in the amount of R$28 million, which was previously contracted with Itaú, to Banco do Brasil, changing the CDI cost from +0.75% per year to 106.50% and extending its maturity from September 2014 to March 2015.

In September 2013, the subsidiary TIM Celular contracted a loan from Cisco Capital in the amount of R$113 million, or USD50 million, at the cost of 1.80% per year, maturing in September 2018.

In September 2013, the subsidiary TIM Celular fully settled its debt in foreign currency with JP Morgan, in the amount of USD100 million, or R$220 million. At the same time, the Company took a new loan from JP Morgan, in the amount of USD50 million, or R$110 million, at 1.73% per year, maturing in September 2015.

Em Setembro de 2013 a controladora TIM Celular liquidou a totalidade de sua dívida em moeda estrangeira junto ao Bank of America, equivalente a USD 119,8 milhões, equivalente a R$ 269 milhões.In September 2013, the subsidiary TIM Celular fully settled its debt in foreign currency with the Bank of America, in the amount of USD119.8 million, or R$269 million. At the same time, the Company took a new loan in the same amount, that is, USD119.8 million, or R$275 million, at LIBOR 3M + 1,35% per year, maturing in September 2016.

Regarding the new loans taken from Cisco Capital, JP Morgan, and Bank of America in September 2013, swap transactions were simultaneously contracted in order to hedge the Company against foreign exchange and interest rate risks up to the maturity of the debts.

The subsidiary TIM Celular has swap transactions to fully protect itself against any devaluation of the Brazilian currency vis-à-vis the US Dollar. Nevertheless, this is not subject to “hedge accounting”.

The long-term portions of loans and financing as at September 30, 2013 mature as follows:

	Consolidated
2014	337,549
2015	749,848
2016	1,347,956
2017	594,511
2018 onwards	952,016
	3,981,880

Fair value of the loans

In Brazil there is no consolidated long-term debt market with the characteristics of the BNDES and BNB facilities. In addition to the returns on long-term debt, the institutions take into account the social benefits of each project for which financing is granted. For the purpose of our analysis of fair value, given the absence of a similar market and the requirement that the projects address governmental interests, the fair value of the loan is usually taken to be that shown in the accounting records.

The PSI credit lines, obtained from BNDES, refer to specific programs of this institution and has interest rates lower than those used in the ordinary BNDES operations. As mentioned, these credit lines qualify for IAS 20. Consequently, the BNDES credit lines are recorded at their fair value at the withdraw date.

A further transaction with extremely specific features is the loan from BNP. This is secured by SACE, an Italian insurance company which also operates as a development institution. Given the features of the transaction, we believe that its fair value is equal to that shown on the company's balance sheet.

Regarding the funds raised with Bank of America, Cisco Capital, and JP Morgan, given the short time frame between raising the funds and the year end, current market conditions do not indicate the existence of any factor that might lead to a different fair value for these transactions to that shown in the accounting records.

After applying the evaluation criterion that takes into account the characteristics of similar transactions, the Company identified differences between the fair and book values of the funds raised from the European Investment Bank (EIB). The fair value of the transaction is approximately R$1 million less than the accounting balance.

21 Labor obligations

	Parent Company		Consolidated	
	09/2013	12/2012	09/2013	12/2012
Social securities	164	69	46,510	35,452
Salaries and provisions payable	747	66	159,071	84,989
Employees' withholding	109	69	6,550	12,842
	1,020	204	212,131	133,283

22 Indirect taxes, fees and contributions payable

	Parent Company		Consolidated	
	09/2013	12/2012	09/2013	12/2012
ICMS	-	-	453,257	497,489
ANATEL taxes and fees	-	-	35,289	316,709
ISS	43	39	45,749	57,860
Other	-	-	10,888	9,183
	43	39	545,183	881,241
Current portion	(43)	(39)	(545,098)	(635,061)
Non-current portion	-	-	85	246,180

23 Direct taxes, fees and contributions payable

	Parent company		Consolidated	
	09/2013	12/2012	09/2013	12/2012
Income tax and social contribution	2,736	2,739	197,792	248,041
PIS / COFINS	-	-	116,389	118,265
Other	-	7	6,137	14,503
	2,736	2,746	320,318	380,809
Current portion	(2,736)	(2,746)	(139,040)	(204,917)
Non-current portion	-	-	181,278	175,892

24 Other liabilities

	Parent company		Consolidated	
	09/2013	12/2012	09/2013	12/2012
Pre-paid services to be provided (*)	-	-	399,737	339,870
Reverse split of shares (**) and (******)	23,268	23,272	24,164	24,192
Government subventions (***)	-	-	66,629	73,480
Advanced revenues	-	-	42,750	44,100
Network swap (****)	-		57,345	68,038
Other liabilities	13,996	12,861	15,916	15,462
	37,264	36,133	606,541	565,142
Current portion				
Non-current portion	(7,496)	(6,361)	(437,727)	(372,942)
	29,768	29,772	168,814	192,200

(*) This refers to minutes not used by customers involving pay-as-you-go system services, which are appropriated to income when customers actually avail themselves of these services.

(**) On May 30, 2007, the Extraordinary Shareholders' Meeting of the Company approved the combination of all the shares issued by the Company in the proportion of one thousand (1,000) existing shares for each one (1) new share of the related type. From June 1, 2007 to July 2, 2007, shareholders adjusted their equity holding in batches with multiples of one thousand (1,000) shares, per type, through private negotiation, on the OTC market or on the São Paulo Stock Exchange (BOVESPA), at their free and sole discretion. Therefore recognition of the liability corresponds to the amount payable to the shareholders arising from holdings of less than 1,000 shares.

On September 18, 2007, an auction was held on the São Paulo Stock Exchange – BOVESPA for the sale of 2,285,736 shares (1,185,651 common shares under the ticket TCSL3 and 1,100,085 preferred shares under the ticket TCSL4), representing the fractions resulting from this grouping. The amounts obtained from the sale are at the disposal of the shareholders of these fractions at any time.

(***) In August 2010, funds began to be released under the credit facility from the BNDES Investment Sustainment Program (BNDES PSI), whereby up to September 2013, the amount disbursed totaled R$442,500 (R$428,000 on December 31, 2012). This transaction is classified within the scope of IAS 20 Government Subsidies and Assistance. The subvention granted by the BNDES adjusted to present value resulted in R$88,575 and is being amortized according to the useful life of the asset being financed and appropriated to the "other (expenses) revenues, net" group (note 33).

(****) Refers mainly to sale contracts and reciprocal costly infrastructure of fiber optics.

(*****) On July 18, 2012, at an Extraordinary Shareholders' Meeting, TIM Fiber RJ's (entity merged into TIM Celular) shareholders approved a reverse split of its shares converting each lot of

50,000 common shares into 1 common share. As a result, TIM Celular became the 100% shareholder of TIM Fiber RJ. The fractions of shares arising from the reverse split were canceled. Their related amounts are available for reimbursement to the previous shareholders according to their respective share in the capital of TIM Fiber RJ at the moment of the reverse split. The right to reimbursement is effective up to three years after the publication of the minutes of the shareholders' meeting that resolved on the reverse split.

25 Provision for contingencies

The Company and its subsidiaries are parties to administrative and legal proceedings (civil, labor, tax and regulatory) which arise in the normal course of their business. Provisions are set up whenever Management, based on the opinion of its legal advisors, concludes that there is a probable risk of loss.

The provision set up for contingencies is made up as follows:

	Parent company		Consolidated	
	09/2013	12/2012	09/2013	12/2012
Civil	-	-	90,609	71,130
Labor	3,049	3,048	56,880	55,403
Tax	5,174	549	193,135	139,844
Regulatory	-	-	54,455	44,910
	8,223	3,597	395,079	311,287

The changes in the provision for contingencies can be summed up as follows:

	12/2012	Additions, net of reversals	Payments	Monetary adjustment	09/2013
Civil (a)	71,130	148,213	(132,302)	3,568	90,609
Labor (b)	55,403	3,612	(2,116)	(19)	56,880
Tax (c)	139,844	37,628	(10,084)	25,747	193,135
Regulatory (d)	44,910	25,967	(18,789)	2,367	54,455
	311,287	215,420	(163,291)	31,663	395,079

(a) Civil Contingencies

The Company and its subsidiaries are subject to various legal and administrative proceedings filed against them by consumers, suppliers, service providers and consumer protection agencies, in connection with a number of issues that arise in the regular course of business of the entities. Management analyzes each legal or administrative proceeding with the aim of reaching a conclusion in relation to any particular contingency, classifying it as representing a probable, possible or remote risk. This assessment made by management is based upon the opinion of lawyers who are hired to

deal with such cases. Such assessment is regularly reviewed, and can be changed over the course of the proceedings, in light of new facts or events, such as changes in case law.

a.1. Consumer lawsuits

The subsidiaries are parties to 16,406 lawsuits (12,282 as at December 31, 2012), which refer to claims that have been filed by consumers at the judicial and administrative levels. The aforementioned lawsuits relate to questions regarding the relationship between the subsidiaries and their clients, amounting to R$58,086. Especially, for TIM Celular, alleged undue collections, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in credit report services. In regard to the subject matters underlying the cases against Intelig, worthy of note are questionings regarding improper charging and unjustified inclusion in bad debtors' lists.

a.2. Class Actions

There are ten main class actions against subsidiaries where the risk of loss is regarded as being probable:

(i) a lawsuit against TIM Celular in the State of Rio de Janeiro, involving the impossibility of charging a contract termination penalty in the case of theft of handsets;

(ii) a lawsuit filed by the municipal consumer protection agency of Chapecó, Santa Catarina against Intelig, which questions non-compliance with article 61 of Anatel Resolution 85 (retroactive charging);

(iii) a lawsuit filed by the Public Prosecutor's Office of the State of Minas Gerais challenging the practice of tied sales of phone sets and pre-paid or post-paid chips. This lawsuit claims the payment of collective damages;

(iv) a lawsuit filed by the Public Prosecutor's Office of the State of Ceará to investigate alleged difficulties regarding termination of agreements. This lawsuit claims payment of collective damages;

(v) a lawsuit filed by the Public Prosecutor's Office of the State of Rio Grande do Norte aiming at investigating TIM's advertising campaign. TIM was sentenced to pay collective damages;

(vi) a lawsuit filed by the Consumer Protection Association (ADECON), regarding the placement of warranty stamps on mobile handsets;

(vii) a lawsuit filed by the Public Prosecutor's Office of the State of Rio Grande do Norte aiming at investigating the amounts charged from pre-paid clients regarding the provision of "Mailbox" and "Follow Me" services;

(viii) a lawsuit filed by the Public Defender's Office of the State of Rio de Janeiro on the size of the font used in the text of advertising offers;

(ix) a lawsuit filed by the Public Prosecutor's Office of the State of Minas Gerais to check whether phone impulses are properly billed to clients' invoices;

(x) a lawsuit filed by the Public Prosecutor's Office of the State of São Paulo on the quality of client assistance services provided by the Company.

Due to the fact that said lawsuits entail positive and negative obligations and, taking into account the impossibility of accurately quantifying probable future disbursements at the current stage of the legal proceedings, no provisions have been set up by Management regarding the above described contingencies.

Some class actions included in the Accompanying Notes to the Financial Statements regarding the last quarter, the chances of loss of which were deemed probable, were reviewed and adjusted to reflect the best estimates based on their current legal status, as follows:

(ii) a lawsuit filed against TIM Celular in the State of Bahia aiming at prohibiting long–distance charges on phone calls originated and received between the cities of Petrolina (State of Pernambuco) and Juazeiro (State of Bahia), due to the existence of "state border areas."

(iii) a lawsuit filed by the Public Prosecutor's Office of Uberlândia, also questioning non-compliance with Article 61, of Anatel Resolution 85 (retroactive charges).

a.3. Suit filed by Botafogo Comércio e Importação Ltda

Refers to a suit filed against former Telpe Celular S/A (actual TIM Celular S/A), in 2002, by a former commercial partner, that alleged that TIM has not complied with the celebrated contract and practiced unfair competition, which makes it unfeasible to the partner. At this year, started the settlement of the judicial decision, already judged, that ruled TIM for the payment of related damages and loss of profit. The calculation presented by TIM, prepared by a specialist, amount for R$5,651, already monetary restated. The case is still in the settlement phase.

b. <u>Labor Contingencies</u>

These refer both to claims filed by former employees, in relation to matters such as salary differences, wage parity, payments of variable compensation/commissions, additional legal payments, overtime and other provisions that were established during the period prior to privatization, as well as by former employees of service providers who, in accordance with the labor legislation in force, have filed claims against the Company and/or its subsidiaries on the grounds that they are responsible for labor related obligations that were not satisfied by the service provider companies.

Out of the 12,713 labor claims as at September 30, 2013 (10,823 as at December 31, 2012) filed against the Company and its subsidiaries, most of them relates to claims that involve former employees of service providers. Part of the lawsuits relates to specific projects involving the revision of service provider contracts, which in 2006 led to the termination of some of these contracts, with

the subsequent winding up of these companies and the laying-off of employees.

Another significant percentage of the contingencies that exist relates to the organizational restructuring processes, with highlight going to the closure of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of some 800 in-house staff and outsourced personnel. As at September 30, 2013, the accrual of these cases amounts to R$17,847 (R$19,108 as at December 31, 2012).

c. Tax Contingencies

The Company and its subsidiaries have received tax assessments in which our external legal counsel consider the risk of loss as probable. Briefly, these assessments refer to one-off operational issues where some documentation requested has not yet been obtained in full or where formal procedures have not been strictly observed.

Tax contingencies arisen from the acquisition of Intelig, accrued in its PPA process, amounts to R$102,854.

In the case of federal taxes, provision has been made for ten specific cases referring to isolated transactions where the procedures were allegedly incorrect, either by virtue of calculating the tax or of their compensation procedures. The amount provisioned for these ten cases is R$39,067.

d. Regulatory Contingencies

Due to an alleged failure to comply with some of the provisions set out in the RSMP (Personal Mobile Service Regulations), the STFC (Switched Landline Telephone Service Regulations) and the quality targets defined under the General Quality Targets Plan (PGMQ) for SMP (PGMQ-SMP) and STFC (PGMQ-STFC), Anatel filed some Procedures for the Determination of Non-Compliance of Obligations (PADO), involving the subsidiaries.

The Company has exerted its best efforts and presented all arguments at all administrative levels, to avoid sanctions to its subsidiaries. These arguments, which are mostly of a technical and legal nature, may help significantly reduce the initial monetary sanction (fine) charged. The provision made by the Company reflects this assessment.

e. Contingencies involving possible losses

Civil, labor, tax and regulatory actions have been filed against the Company and its subsidiaries involving risk of loss that is classified as possible by the Management and the Company's legal advisors. No provisions have been set up for these contingencies, and no materially adverse effects are expected on the quarterly financial statements as shown below:

	Consolidated	
	09/2013	12/2012
Civil	541,058	662,503
Labor	421,913	393,703
Tax	7,133,006	6,599,691
Regulatory	77,664	136,688
	8,173,641	7,792,585

The main actions where the risk of loss is classified as possible are described below:

e.1 Civil

e.1.1. Consumer Actions

The subsidiaries are part in 79.923 lawsuits (68.001 in December, 31, 2012), that refers to claims that have been filed by consumers at the judicial and administrative levels. The aforementioned lawsuits relate to questions regarding the relationship between the subsidiaries and their clients, amounting to R$292,860.

e.1.2.Class Actions

There are several class actions against subsidiaries where the risk of loss is regarded as being probable. They are summarized as follows: (i) a lawsuit against TIM Celular in the State of Pernambuco, challenging the company's policy of exchanging defective handsets, which is allegedly in disagreement with the manufacturer's warranty terms; (ii) an action filed against TIM Celular, and others, in the State of Rio de Janeiro, by the Office of Legal Aid, requiring that cell phones be exchanged in view of their essential nature; (iii) an action filed against TIM Celular in the State of Rio Grande do Sul, questioning the policy for exchanging defective handsets and requiring the creation of handset drop-off points for technical assistance in the company's stores in that state (iv) a lawsuit against TIM Celular in the State of Rio Grande do Norte (Natal) questioning the quality of the services provided and the network in that state, as well as the quality of services provided in Florândia and Upanema; (v) a lawsuit against TIM Celular in the State of Pará, challenging the quality of the service provided by the network in the state and the municipalities of São Felix do Xingu, Parauapebas, Marabá, Xinguara, Portel, Paragominas and Itaituba; (vi) lawsuits against TIM Celular in the State of Maranhão, challenging the quality of the service provided by the network in the following municipalities: Balsas, Grajaú, Coelho Neto, Vitorino Freire, São Luis, Magalhães de Almeida, Governador Eugênio Barros, Carolina, Buriti, São Raimundo das Mangabeiras, Paraibano,

Governador Nunes Freire, Santo Antonio dos Lopes, Santa Luzia, Igarapé Grande, Pedreiras, Olho D'Água das Cunhas and Presidente Dutra; (vii) lawsuits against TIM Celular in the State of Ceará, challenging the quality of the services provided and the network in Fortaleza, Iguatu, Monsenhor Tabosa, Ibiapina, Icapuí, Sobral and Icó; (viii) lawsuits against TIM Celular in the State of Piauí, challenging the quality of the services provided and the network in that state; (ix) lawsuits against TIM Celular in the State of Rondônia, challenging the quality of the services provided and of the network in the municipality of Machadinho do Oeste (Vale do Anari) and Rolim de Moura; (x) lawsuits against TIM Celular in the State of Amazonas, challenging the quality of the services provided and of the network in that state, in Manaus, Tabatinga, Humaitá and Tefé; (xi) lawsuits against TIM Celular in the State of Mato Grosso, challenging the quality of the services provided and of the network in Novo São Joaquim, Campinópolis and Nova Xavantina, Nova Maringá and Santo Antonio do Leverger; (xii) a lawsuit filed against TIM Celular in the State of Pernambuco, questioning the quality of the service provided and the network on that state, in addition to lawsuits filed in the municipalities of Araripina, Ouricuri, Tabira. Exu and Petrolândia; (xiii) lawsuits filed against TIM Celular in the State of Alagoas, questioning the quality of the services and the network in that State, especially in the municipalities of Arapiraca and Maceió; (xiv) a lawsuit filed against TIM Celular and other operators in the State of São Paulo, questioning the service and network quality in Rio Claro (Ajapi District), as well as a lawsuit filed against TIM Celular questioning the quality of data services provided by TIM in São Paulo; (xv) a lawsuit filed against TIM Celular in the State of Paraíba, questioning the quality of the services and the network in the municipalities of Pombal and Monteiro; (xvi) a lawsuit filed against TIM Celular in the State of Minas Gerais questioning the quality of the services and the network in that state and two specific lawsuits questioning the quality of network in Uberlândia and another lawsuit in Juiz de Fora; (xvii) a lawsuit filed against TIM Celular and other operators in the State of Rio Grande do Sul requesting an expert investigation to verify the quality of service and network in such state; (xviii) a lawsuit filed against TIM Celular in the State of Santa Catarina questioning the quality of service and network in such state and the existence of relationship sectors in certain locations, in addition to the lawsuit filed to challenge the quality of services in the Municipality of Ipumirim; (xix) a lawsuit filed against TIM Celular in the State of Paraná, questioning the quality of services provided and of the network in that state; (xx) lawsuits filed against TIM Celular in the State of Pará (sic), questioning the quality of services provided and of the network in that state, in addition to lawsuits filed in the cities of Marabá, São Félix do Xingu, Xinguara and Portel; (xxi) a lawsuit filed against TIM Celular, in the State of Tocantins, questioning the quality of services provided and of the network in the municipality of Itaguatins; (xxii) a lawsuit filed against TIM Celular, challenging the long-distance charges levied on calls made in the municipality of Bertioga – State of São Paulo and in the surrounding region; (xxiii) a lawsuit against TIM Celular in the State of Rio de Janeiro, challenging the sending of SMS without the consumer's prior consent; (xxiv) a lawsuit filed against TIM Celular in the State of Rio de Janeiro challenging the charging of amounts arising from contractual penalty for loss and theft of devices; (xxv) a lawsuit filed by the State Prosecution Office against TIM Celular challenging the sale of 3G broadband service and its publicity in the State of São Paulo; (xxvi) a lawsuit against TIM Celular in the State of Espírito Santo questioning the quality of the service and the network in Várzea Alegre; (xxvii) lawsuits against TIM Celular in the State of Bahia, questioning the quality of the service and the network in Itiruçu, Gentio de Ouro, Licínio de Almeida and Ipupiara; and (xxviii) a lawsuit filed by the Federal Prosecutor's Office against TIM Celular, questioning sales of 3G broadband services in the State and advertising in the Federal District; (xxix) two lawsuits filed against TIM Celular in the State of Amapá, challenging the quality of services

provided and the State's network; and (xxx) a lawsuit filed against TIM Celular and other operators in the State of Espírito Santo challenging the quality of services provided and the network that serves the area of Santa Teresa.

Regarding class actions involving Intelig, the risk of loss of which is considered possible, the following is worth being emphasized: (i) public civil suit filed by the State of Rio de Janeiro involving publicity in the company's building; (ii) public civil suits involving the charging of fees in bordering areas and filed by the Prosecution Office of the States of Paraná, Rio de Janeiro and DF; and (iii) public civil suits involving the charging of fees after the regulated term provided for by ANATEL in Chapecó, Cascavel, Uberlândia, Fortaleza, DF, São Paulo and Recife; and (iv) a civil public action filed by the Public Prosecutor of the State of Minas Gerais, questioning the alleged undue charging of users.

e.1.3. Other Actions and Proceedings

TIM is a defendant, together with other telecommunications companies, in a lawsuit that has been brought by GVT in the 4th Lower Federal Court of the Federal District. The lawsuit is aimed at getting a declaration considering as null and void the contractual clause which provides for the VU-M amount used by the defendants as interconnection, which is deemed by the plaintiff to be illegal and abusive, and as such requiring the refunding of all amounts allegedly charged in excess since July 2004. The judge granted an injunction determining the provisional payment of VU-M at a figure of R$0.2899 per minute, and ordered that GVT make court deposits equal to the amount of the difference between this amount and the amount indicated by the defendants. The injunction was confirmed by the 1st Regional Appellate Court. TIM contested this decision by means of a special appeal which was partially upheld, obligating GVT to pay TIM the amount fixed by ANATEL in the arbitration process in course at the agency to which GVT and VIVO are parties. However, at a new judgment held in November 2012, the Superior Court of Justice attributes the infringing effects to the Motion for Clarification filed by GVT, in order to deny TIM's Special Appeal e, therefore, uphold the preliminary injunction originally granted. In September 30, 2011, the judge in this case confirmed the request for suspension of the act formulated by GVT until the work by ANATEL of ascertaining the VU-M reference amounts is concluded. GVT entered into agreements with all parts involved, except TIM, approved by the courts. On June 13, 2013, a hearing was held in an attempt at reconciliation, which proved fruitless. However, GVT and TIM claimed for a suspension to evaluate the possibility to achieve an agreement. As of June 2013, there is a deposit made to Caixa Econômica Federal savings bank in favor of TIM. Since the parties did not reach agreement settlement, the lawsuit will regularly proceed to evidentiary stage.

In addition to the lawsuit, GVT has also filed a representation before the SDE (Secretariat of Economic Law), against TIM, Vivo, Claro and OI, which agreed to file an Administrative Proceeding against the Company and other mobile telephone operators, on the grounds of an alleged infraction of economic principles, which was judged in March 2010. The SDE ruled against the alleged practice of Price Squeeze and forwarded the proceeding to the Administrative Council of Economic Defense ("CADE") for judgment, also voting for the dismissal of the allegation of uniform conduct ("cartel"). The CADE Prosecutor's Office, after analyzing the procedure for more than one year, suggested, in March 2013, that the case against all the Respondents should be dropped, having found no evidence that would indicate any antitrust practices. The Prosecutor's

Office also suggested that the Board should recommend that Anatel promote measures directed toward reducing the interconnection tariff. In the court session held on September 11, 2013, CADE unanimously decided to dismiss the case, as well as (i) the Administrative Appeal filed by GVT against ANATEL decision; (ii) the Preliminary Investigation arising thereof; and (iii) Provisional Remedy filed by GVT, pursuant to the voting of Council Member Ana Frazão. Despite not being admitted as a third party interested in the lawsuit trialed by CADE, Hoje Sistemas de Informática Ltda. filed, on September 27, 2013, a motion for clarification, the hearing and admissibility of which may be analyzed by CADE. This appeal is intended to clarify unclear, contradictory or deficient issues in the decision rendered by the competition defense authority, and will also be submitted the Courts for analysis.

TIM is a defendant in the collection lawsuit filed by Falkland Tecnologia em Telecomunicações S/A – "IPCorp", alleging to be a creditor of R$14,705 for the use of its Specialized Mobile Service – SME (interconnection) network. TIM has already filed a defense against this lawsuit, and the case records are currently suspended on account of the Provisional Remedy for Anticipated Submission of Evidence filed by TIM. No lower level judgment has been rendered for this case so far. Additionally, TIM filed an Ordinary Lawsuit to declare the unenforceability of the amount claimed by "IPCorp" of approximately R$33,000. We await the evidence now being prepared according to the record of the Provisional Remedy.

TIM is a defendant in the indemnity lawsuit filed by Secit Brasil Ltda, alleging that TIM is in breach of contract. This company was hired by TIM to carry out infrastructure work on the installation of ERBs in area 4 (Minas Gerais). TIM has already filed its defense and the case in the initial phase, awaiting the commencement of the evidence collection phase. No lower level judgment has been handed down. The amount allocated to this case is R$9,758.

TIM is a defendant in the collection lawsuit filed by TVM Comércio e Representações Ltda. (TVM) against TIM Celular and against DM5 Comércio e Representação Ltda. (DM5) in the amount of R$4,019, in which TVM seeks an award against TIM and DM5, jointly and severally, for payment of the adjusted cost of the acquisition by DM5 from TVM of business outlets which, subsequently, were transferred to TIM Celular S/A. TVM argues that a conveyance of the business outlets to TIM took place and, therefore, that TIM should be responsible for paying the debt of DM5. On February 15, 2013, the lawsuit was judged in the first instance, and TIM and DM5 were jointly and severally condemned to pay the amount of R$4,019, plus interest and monetary adjustment since the filing of the lawsuit. On March 1, 2013, TIM filed an Appeal and awaits judgment from the Court of Appeals of the State of São Paulo.

TIM has filed a collection lawsuit against DM Link Representação Comercial Ltda., Davi Marcelino Vieira, Marcos Marcelino Vieira and Monica Ferreira Odria Vieira, to have them sentenced to pay R$3,511 plus monetary restatement and interest, and a lawsuit against DM5 Comércio e Representação Ltda., so that it is sentenced to pay R$5,004. DM5 and DM Link were TIM sales outlets, but because of the companies' debts, the agreements were terminated. In order to pay down the debt, DM5 offered stores in payment of the debt of DM Link, amounting to R$5,861. DM5, in turn, filed a counterclaim, requesting that the transfer of the stores be declared null and their return to DM5, that TIM be sentenced to pay the dividends it would have received while the stores were in its possession and that if the return of the stores was impossible, that TIM be sentenced to pay

indemnification corresponding to the "market value" of the stores, this value to be ascertained by expert investigation. A conciliation hearing has been designated. No lower court decision has been handed down.

TIM is a defendant in the lawsuit brought by the company INTEGRAÇÃO Consultoria e Serviços Telemáticos Ltda. (recharge distributor), with the 2nd Lower Court of the Judicial District of Florianópolis, State of Santa Catarina, for the sum of R$4,000 which aims to stay the execution and, in the lawsuit, requests (i) indemnification corresponding to notice of termination of 180 days for each reduction of the area operated in the agreement; (ii) indemnification for the goodwill lost on account of the defendant having terminated the agreement; (iii) recognition of the illegality of the goals system; (iv) declaration of the non-enforceability of the invoices due in May 2008; (v) declaration of nullity of the instrument of confession of debt; and (vi) declaration of nullity of the mortgages constituted on behalf of the defendant. Finally, the injunction requests non-inclusion in lists of bad debtors. The injunction was granted by the court. It should be stressed that TIM filed an execution action against the aforementioned company with the 4th Lower Court of Florianópolis, for the sum of R$3,957. An appeal was filed against execution, requesting effect of *supersedeas*, by Integração Consultoria, which was rejected by the judge. This lead to the filing of an interlocutory appeal, with the effect of *supersedeas* having been granted. TIM has made a declaration to the effect that the assets listed by the execution debtor are insufficient to secure the execution. The execution against TIM is currently suspended due to the fact that an Interlocutory Appeal has been filed, whose staying effect has been granted, and is pending judgment at the court: in other words, until otherwise decided by the High Court there will be no order from the original court for a lien on assets in the fixed amount execution action. No lower court decision has yet been handed down.

TIM is a defendant in a declaratory lawsuit filed by CONSETREL Cadastros, Serviços e Representações Ltda. with the 2nd Civil Court of the Jurisdiction of Lavras, State of Minas Gerais, requesting the amount of R$3,203. This company was a commercial partner of TIM and alleges that the termination of the agreement was "unfair, unjustified and irregular", since "the plaintiff was at no time in breach of contract." In addition to its defense, TIM also alleged jurisdictional defense (so that the clause concerning the choice of jurisdiction contemplated in the agreement was duly observed). This defense was not admitted, after which TIM filed an interlocutory appeal. The Court granted said Appeal. The case records were remitted to the Judicial District of the Capital City of the State of Minas Gerais, and no lower court has yet been handed down.

In December 2010, TIM filed with the 15th Federal Court of the Federal District an action of ordinary proceeding against ANATEL requesting interlocutory relief for the purpose of acknowledgement and annulment of PADO N. 53500.025648/2005 and of Act N. 62.985/07. The PADO applied by ANATEL prevented the company from participating in the public bid for the "H" Band. Interlocutory relief was not granted by the judge, which enabled TIM to make a court deposit of R$3,595 in order to suspend the debt and enable the company to participate in the bidding process. The judge ruled for the suspension of the charge until a decision is reached. TIM has already filed a reply and petition, submitting evidence that the court deposit has been supplemented. The lawsuit was ruled partially valid, so as to annul default charges before the date of maturity of the fine. TIM filed an Appeal, and ANATEL also appealed of the unfavorable decision rendered against it. Currently, the case records are pending judgment at the Federal Regional Court of the 1st Region.

NOTES TO QUARTERLY INFORMATION

In October 2012, TIM filed for the annulment of PADO against ANATEL regarding the debt deriving from the 2% charge on interconnection revenues for renewal of the right to use radiofrequencies associated with the provision of personal mobile services in the State of Paraná (except for the municipalities of Londrina and Tamarana); the State of Pernambuco; in the municipalities of Pelotas, Morro Redondo, Capão do Leão e Turuçu, in the State of Rio Grande do Sul; and in the State of Piauí, in the amount of R$11,519. Our request to suspend the payment of the debit was accepted against the presentation of a letter of guarantee. No lower court decision has yet been handed down.

In addition to the lawsuits mentioned above, there are seven notices of violation filed by the Consumer Protection Foundation – Procon/SP against TIM Celular based on: (I) failure to comply with the rules of Decree No. 6,523/08, dealing with the Customer Call Center (SAC); (II) alleged abusive nature of the clauses contained in the Data Package Agreement; (III) absence of coverage for TIM Web and TIM Home services in certain locations; (IV) failure to comply with a request for cancellation of an agreement; (V) charging consumers for handsets not received; (VI) alleged failure to comply with State Law No. 13.220/08, involving the "No Call" register (prohibiting telemarketing); (VII) a newspaper article alleging that telephone companies were restricting internet use on tablets to pay-as-you-go subscribers. The fines imposed by the Procon/SP vary from R$3,192 to R$6,487. TIM has filed its administrative defense in all cases, but at the appeal level, several fines were upheld and/or are awaiting judgment.

In those cases where the administrative discussion phase has run its course, lawsuits were filed for annulment of those fines. In the case of "prohibition on blocking of telemarketing", although TIM has obtained an injunction suspending the effects of the administrative decision, the São Paulo Appellate Court applied supersedeas to the interlocutory appeal of the PROCON, reestablishing the efficacy of the sentence. There is still no decision at the judicial level for any of the cases mentioned.

TIM Celular has also been assessed by the PROCON in the State of Goiás regarding alleged lack of quality in the provision of services given non-availability of network coverage in Goiânia on May 21, 2013. After the administrative defense was filed, the autonomous government agency issued a fine in the amount of R$5,433. We filed an administrative appeal.

Among the lawsuits of Intelig classified as a possible risk, worthy of note is the collection lawsuit filed by Orolix Desenvolvimento de Sotware Ltda with the 36th Lower Court of the Rio de Janeiro Jurisdiction, requesting an amount of R$5,433 based on alleged breach of contract. Intelig has submitted its defense, and the case records are currently under expert investigation. In February 2012, Orolix filed a reply, but there is still no decision from the lower court.

Some claims included in the Notes to the Quarterly Financial Statements for the last quarter were analyzed and restated in order to reflect the best estimates about their current individual status. Regarding these cases, an analysis was conducted of the requests made and of the elements and information currently available so as to provide for the proper contingencies. These are:

TIM is a defendant in a lawsuit for damages that has been filed by the services provider Glória Souza & Companhia Ltda before the 9th Lower Court of the municipality of Belém, in the State of Pará.

Said company provided TIM with outsourced labor in Northern Brazil. Given TIM's decision to terminate the contract, the other party, disagreeing, brought a lawsuit claiming moral damages, alleging losses as a result of claims for severance payments brought by its employees. TIM's defense and the reply from Gloria Souza & Cia have been submitted. A reconciliation hearing was held, to no avail. There is still no decision from the lower court.

TIM is a defendant in lawsuits filed by its former business partner, Maxi Norte Ltda. this company distributed recharges in Area Codes 33 and 38, and has filed an indemnity lawsuit alleging that TIM terminated the agreement between the parties without cause. Two demands have been filed, both with requests for injunctions to maintain the current agreement, one in relation to Area Code 33, exclusively, and the other for maintaining the agreement in both Area Codes and with exclusivity. Finally, Maxi Norte filed for civil redress for alleged losses incurred on account of the "sudden" termination of the agreement. The injunctions were admitted by the Lower Court of Montes Claros, and revoked by the Appellate Court of Minas Gerais. Together with the defenses, TIM alleged jurisdictional defense so as to determine the forwarding of the case notes to the jurisdiction of the Capital-MG, which was accepted and confirmed by the Court of Appeals. The case notes are currently waiting to be forwarded to the competent court, and no lower court decision has yet been handed down.

TIM is a defendant in a lawsuit involving its former sales representative TIM DigCell Comércio e Representações Ltda – ME. This company has filed a lawsuit for indemnification on account of the termination of the sales representation agreement entered into with TIM, alleging that this arose due to breach of contract by TIM. The plaintiff requested payment of 1/12 of the commissions payable and notice of termination, in addition to pecuniary losses. TIM filed its defense, alleging that the plaintiff had not proven breach of contract by TIM, and that the termination was caused exclusively by the plaintiff, meaning that the requests for indemnification are unfounded. The case notes are pending trial. No lower court decision has been handed down.

TIM is a defendant in an indemnity lawsuit filed by Talento Assessoria Empresarial Ltda. with the 7th Lower Court of Brasília-DF, claiming for the amount of R$3.016. TIM filled its defense against the alleged facts and alleged that on the celebrated distract, Talento admitted that owed the amount of R$ 99 to TIM. The lawsuit was ruled partially valid and condemned TIM to return to the plaintiff "the amount it expended to acquire the POS equipments on the third quarter of 2007, updated by INPC since the disbursement date and added of interest on arrears of 1% p.m.", "the difference related to the update, by IGP-DI, of the contract in successful operations, between May 26, 2007 and May 18, 2008, according to the clause 2.13 of the contract", "the difference must be updated by INPC since the date it should be paid and added of interest on arrears of 1% p.m.". Additionally, the judge dismissed the counterclaim. TIM filed an appeal.

e.2. Labor Claims

e.2.1. Labor Claims

A significant percentage of the existing contingencies relate to organizational restructuring processes, with highlight going to the closure of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of some 800 employees,

NOTES TO QUARTERLY INFORMATION

including in-house staff and outsourced personnel.

Case record 01102-2006-024-03-00-0 refers to a public civil action filed by the Labor Public Prosecutor's Office of the 3rd Region, in the State of Minas Gerais, which alleged irregular outsourcing practices and contained a formal request for collective moral damages. A judgment was rendered and published on April 16, 2008, in which the first degree acting judge ruled the Labor Public Prosecutor's Office claims as partially valid, recognizing irregular outsourcing and collective moral damages. An appeal was filed against this decision, and was dismissed on July 13, 2009. Prior to filing the aforementioned appeal, TIM Celular filed a writ of mandamus to prevent immediate compliance of the coercive acts imposed by the sentence. In view of the appeal filed, the writ of mandamus lost its purpose.

In order to obtain staying effects for its appeal, TIM Celular filed an innominate writ of prevention, which was dismissed without prejudice. In order to reverse the decision of the Regional Labor Court of the 3rd Region, TIM Celular filed an appeal against abusive acts of the judge with the Superior Labor Court, and obtained a favorable decision, which reversed the Court of Appeals` decision. A motion for clarification was filed, but dismissed. On September 16, 2009, a motion to review was filed, which is pending judgment by the TST (Higher Labor Court).

As a result of the above mentioned Public Civil Action in Minas Gerais, the Labor Public Prosecutor's Office of the Federal District filed case number 1218-2009-007-10-00-8 (Public Civil Action), alleging irregular outsourcing practices and a formal request for collective moral damages. The action was ruled groundless, establishing that, as a result of the General Telecommunications Law, all outsourcing in the telecommunications sector is legal. The Labor Public Prosecutor's Office filed an Ordinary Appeal with the Regional Labor Court (TRT) of the 10th Region in March/2010, the decision of the 1st instance being maintained, namely that the intention of the Labor Public Prosecutor's Office is without foundation. Dissatisfied with the decision, the Public Prosecutor's Office filed for a review, which is still waiting to be heard by the TST.

A group of actions have been filed in the state of Paraná, involving claims for damages in connection with contractual provisions stamped in the employees` work cards. According to an internal rule, TELEPAR undertook to supplement the retirement benefits of employees hired up until 1982. Prior to privatization, TELEPAR had proposed to implement this benefit by means of the payment of a certain amount in cash.

It should also be pointed out that there is a group of labor claims, particularly in São Paulo and Rio de Janeiro, from former Gazeta Mercantil and Jornal do Brasil employees who have filed claims requesting inclusion of Holdco or TIM Participações as defendants, with later payment of damages. We point out that the plaintiffs were employees of the company Gazeta Mercantil and Jornal do Brasil, without any employment ties with Holdco or TIM Participações. It should be stressed that prior to the merger with TIM Participações, Holdco belonged to the Docas economic group, of which Gazeta Mercantiland Jornal do Brasil is part.

e.2.2. Social Security

In São Paulo TIM Celular received a Debit Assessment Notice referring to alleged irregularity in the payment of social security contributions in connection with the payment of profit-sharing in the amount of R$4,713. The subsidiary filed its administrative defense, but on September 16, 2009, a decision was rendered which upheld the assessment notice. On October 5, 2009, an administrative appeal was filed, but the assessment was upheld. On account of the final decision on the assessment at the administrative level, an action was filed for reversal of the assessment.

In May 2006, TIM Celular was assessed under tax assessment notice No. 35611926-2 for social security contributions that were allegedly due in connection with the following: (i) hiring bonus; (ii) non-adjusted bonus; (iii) payments to self-employed persons; and (iv)sales incentives. The company filed an administrative defense but this did not reverse the tax assessment (decision – assessment). In an attempt to get this decision reversed, TIM Celular filed an appeal with the Ministry of Finance's Taxpayers' Council, which is now pending judgment.

Intelig in Rio de Janeiro received Tax Assessments for Entry of Debits regarding alleged irregularity in the payment of social security contributions levied on the following cases: (i) profit sharing; (ii) retention of 11% on services agreements; (iii) failure to deduct and pay on management's fees and (iv) failure to properly fill out the GFIP. Administrative defense was presented, with an unfavorable outcome (decision-notification) for undoing the entry. In order to have this decision changed, Intelig filed an appeal with the Taxpayers Commission of the Ministry of Finance, which upheld the assessment. On account of the final decision on the assessment at the administrative level, involving the retention of 11% in services agreements, an action was filed to have the assessment reversed.

e.3. Tax Claims

e.3.1. IR and CSLL

On October 30, 2006, TIM Celular received tax assessment notices which initially amounted to R$331,171. In March 2007, the Federal Revenue Secretariat in Recife, State of Pernambuco, notified the subsidiary by means of a Tax Information Report, which informed the company that part of the amounts in connection with income and social contribution taxes and a separate fine, which added up to a total of R$73,027 (principal and separate fine) had been excluded from the assessment notice. Thus the final amount of the infraction notice was set at R$258,144. The company filed an appeal, which in June 2013 was forwarded to the 2nd Ordinary Panel of the 4th Chamber of the 1st Section of the Administrative Tax Appeals Council (CARF). We are currently waiting for the trial to be held.

These tax assessment notices make up the same administrative proceeding, and include demands in connection with the alleged failure to pay income and social contribution taxes, together with a separate unrelated fine for various reasons. Most of these relate to the amortization of goodwill resulting from the privatization auction of the Telebrás System and related tax deductions. Under Law No. 9532/97, Article 7, the proceeds of goodwill amortization can be included in the actual profit of a subsidiary created as a result of a merger, spin-off or consolidation, whereby one company

has a stake in the other, with said stake being acquired based on the future profitability of the investee. It should be stressed that this is a normal market transaction and is in accordance with CVM (Brazilian Securities Commission) Instruction No. 319/99.

The Tax Information Report mentioned did indeed lead to part of the infractions contained in the assessment notice, which discussed the timely adaptation of the deductibility of the goodwill to 159 specific federal tax offsetting proceedings amounting to R$84,742, these arising from set-offs involving this recognition. In September 2009 and April 2011, a decision was rendered partially favorable to TIM Celular for some of the offsetting proceedings, reducing part of the credit offset by the subsidiary. At present, the subsidiary continues to challenge the remainder of the offsetting proceedings, part at the administrative level totaling R$67,404 and part at the judicial level totaling R$17,338.

In December 2010, TIM Celular received an infraction notice served by the Federal Revenue Department in the State of São Paulo in the amount of R$164,102 involving (i) the alleged non-addition to the income and social contribution taxes of the amount referring to the amortization of the goodwill from the acquisition of shares of Tele Nordeste Celular Participações; (ii) exclusion of the amortized goodwill; (iii) deduction of corporate income tax by way of fiscal incentive for reduction of tax and allegedly non-rebatable additional amounts on account of the alleged failure to formalize with the Federal Revenue Service the incentive granted by the SUDENE. This tax assessment notice was immediately challenged by the subsidiary. In June 2013, the 2nd Panel of the 1st Chamber of the CARF partially ruled in favor of the voluntary appeal filed by the company. We are currently awaiting formalization of the decision in order to file any appeals to the Superior Chamber of the CARF.

In March 2011, TIM Celular, as successor to TIM Nordeste (the new name of Maxitel following the incorporation of TIM Nordeste Telecomunicações) received a tax assessment notice filed by the Federal Revenue Department of the State of Pernambuco, amounting to R$1,265,346 concerning income and social contribution taxes referring to: (i) deduction of goodwill amortization expenses; (ii) exclusion of the reversal of the goodwill from the former BITEL; (iii) improper set-off of tax losses and negative bases by disregarding the incorporation of TIM Nordeste Telecomunicações by Maxitel; (iv) improper use of the (Sudene) income tax reduction tax benefit in 2006, for alleged failure to formalize the benefit with the Federal Revenue Department; (v) deductions of WHT without proof of payment; (vi) deduction of estimates without proof of payment; (vii) one-off penalty for underpayment of estimates; (viii) regulatory penalty for omitting information and failure to produce digital files and (ix) supplementary entry to the administrative proceeding mentioned in the above paragraph. This notice was immediately contested by the subsidiary.

The first judgment at the administrative level was held, and the assessment notice was fully ratified. Additionally, the Company timely submitted its appeal to the CARF, and, based on case law related to companies having similar causes, where such companies were rendered a favorable judgment, the Company, however, considering all existing precedents, maintains its estimate of possible loss. In May 2013, the voluntary appeal filed by the company was forwarded to the 3rd Panel of the 1st Chamber of the CARF, and is currently waiting to go to court.

e.3.2. IRRF, CSLL and CIDE

In February 2003, TIM Celular received a tax assessment notice drawn up by the Federal Revenue Department on the grounds of non-homologation of offsetting PIS and COFINS debts against Negative Income Tax balance ascertained in DIPJ/2003 (civil year 2002), in the total amount of R$72,499. In May 2013, the risk classification was amended on the recommendation of the sponsors of the lawsuit, given the evolution of case law in this respect. For this reason the amount of R$11,765 was classified as probable risk, with the remaining R$60,733 as possible risk. We are awaiting the second administrative instance judgment.

In December 2006, the subsidiary Intelig received notification from the Federal Revenue Department amounting to R$49,652, arising from the alleged failure to pay IRRF and CIDE on remittances abroad by way of remuneration for outbound traffic. This notification was being challenged at the administrative level. After judgment, the notification was upheld on the grounds that the Company opted for discussion at the judicial level. An administrative request for write-off of amounts was filed due to the final favorable decision on the writ of mandamus. In October 2012, the Federal Revenue Office pronounced itself regarding the exclusion of IRRF in the amount of R$30,098, maintaining the payment of CIDE in the historical amount of R$19,554. Against this decision, a hierarchical appeal was filed; however, it was denied in December. In February 2013, a lawsuit was filed on behalf of INTELIG, with the purpose of annulling the CIDE tax credit arising from remittances abroad. The lawsuit was filed due to the completion of an administrative procedure disputing the collection of CIDE and IRRF amounts supposedly arising from remittances abroad, royalties and payments made to residents abroad for technical assistance services. Regarding the tax credit arising from IRRF, the amount collected was administratively annulled, and the remaining CIDE amount is still being disputed. A Performance Bond was offered, and a preliminary injunction was granted in favor of the Company. The risk is classified as possible, taking into account the favorable precedents determined by the Judicial Branch.

In May 2010, TIM Celular received three tax assessment notices from the Federal Revenue Department in São Paulo, amounting to R$50,026 involving: (i) failure to pay IRRF on earnings of overseas residents remitted as international roaming and payment to unidentified beneficiaries; (ii) failure to pay CIDE on payment of royalties on remittances abroad, as well as on remittances concerning international roaming; and (iii) reductions to fiscal losses (IRPJ/CSLL) referring to the deduction of unproven expenses by way of technical services. These assessments were immediately challenged by the subsidiary and are awaiting a decision at the administrative level. A portion of these tax assessment notices in the restatedamount of R$2,773 was classified as probable loss and, therefore, provisioned in November 2011.

In November 2010, TIM Celular filed a lawsuit aiming at ensuring the right not to pay CSLL on monetary variations arising from swap transactions, in the total amount of R$35,662. We are awaiting the second administrative instance judgment.

In February 2012, TIM Celular received 2 tax assessment notices from the Federal Revenue Service in São Paulo, amounting to R$151,972, where loss has been classified as possible. These involve: (i) CIDE tax on overseas remittances; and (ii) income tax at source on royalties and payments for technical assistance for persons residing or domiciled abroad. These assessments were contested in

good time by the subsidiary, and we are awaiting the first administrative instance judgment..

e.3.3. ICMS

TIM Celular received assessment notices from the tax authorities of the State of Santa Catarina in 2003 and 2004, mainly relating to disputes regarding the levying of ICMS on telecommunication services provided by the Subsidiary and allegedly not paid, as well as in connection with the sale of phone sets. The amount that is now being disputed is R$29,056 of which R$23,305 is classified as possible risk and R$5,753 as probable risk. The original tax assessment was for the sum of R$95,449.

In October 2009 and June 2011 the subsidiary TIM Celular received tax assessment notices drawn up by the tax authorities of the States of Bahia and Ceará concerning (i) alleged double entries; absence of tax documents attesting to entitlement to ICMS credits; application of incorrect rates; booking of taxable services as non-taxable; (ii) failure to make ICMS payments for having failed to produce documentary proof of the reversal of the debit. The assessments are being contested at the administrative level and amount to R$64,931.

In October 2003, TIM Celular filed a Writ of Mandamus for the purpose of waiving the charge of 2% (two per cent) referring to the State Fund against Poverty (FECOP) on pre-paid cards. The subsidiary makes a monthly judicial deposit of the amounts ascertained, which currently total R$49,665.

TIM has received tax assessment notices for ICMS drawn up by the tax authority in the State of Rio de Janeiro for allegedly defaulting on payment of the tax on international roaming services provided, The aforementioned assessment is being challenged at the administrative level and amounts to R$27,900.

The subsidiary TIM Celular received tax assessment notices drawn up by the tax authorities of the States of Bahia and São Paulo for the respective sums of R$16,406 and R$46,923 alleging failure to proportionally reverse ICMS credits on shipment of exempt and non-taxed goods. The aforementioned assessments are being challenged at the administrative level and totalized R$63,329.

The subsidiary TIM Celular received assessment notices from the tax authorities of the States of São Paulo and Minas Gerais for the respective sums of R$511,968 and R$24,771, for allegedly having failed to include conditional discounts offered to clients in the ICMS basis of calculation, in addition to non-compliance with an ancillary obligation. One of the proceedings filed in the State of São was upheld at the administrative level and is currently being discussed at the judicial level, in the amount of R$82,390. This subsidiary intends to challenge the aforementioned collections at the higher court.

The subsidiary TIM Celular received in 2009, 2011 and 2012 tax assessment notices for the total sum of R$163,624 million drawn up by the tax authorities of the States of Paraná (R$14,8 million), Pernambuco (R$20,4 million), Rio de Janeiro (R$34,7 million), São Paulo (R$51,2 million) and Ceará (R$42,5 million) in connection with an alleged debit arising from taking ICMS credit on the purchase of electric energy. The aforementioned assessments are being challenged at the

administrative (R$49,4 million) and judicial (R$114,175 million) levels. In August 2013, due to the closing of the administrative phase for three tax assessments issued by the States of Bahia and Paraíba on the grounds of alleged undue offsetting of electricity credit, the Company filed two legal remedies questioning the tax credits improperly made against it. The amount involved in both legal remedies is R$ 39,860.

TIM Celular received assessment notices from the tax authorities of the States of Paraná and Paraíba, in the amounts of R$24,047 and R$28,668, respectively, involving allege failure to pay ICMS levied on telecommunication services provided (pre-paid model) – outgoing telephone card operations. Due to the closing of the administrative proceeding in the State of Paraná, the Company filed a legal remedy to post a Performance Bond in the amount of R$53,899. The assessment in the State of Paraná is being defended at the administrative level.

In September 2007, November 2010, June, November and December 2011, July and November 2012, and July 2013, TIM Celular received assessment notices drawn up by the tax authorities of the States of São Paulo, Rio Grande do Sul, Rio de Janeiro, Paraíba, Paraná and Bahia for an amount of R$555,831 involving points raised by the tax inspectors about the alleged reversal of ICMS tax credits regarding the acquisition of permanent assets allegedly without proof of origin of these entries in the CIAP (Control of ICMS Credits on Permanent Assets) Book. These assessments are being challenged at the administrative (R$392,292) and judicial (R$163,549) levels.

In May 2011, TIM Celular received a tax assessment notice drawn up by the State of São Paulo in the amount of R$367,860 involving (i) a penalty for alleged non compliance with an ancillary obligation for the alleged failure to present the 60i register of the SINTEGRA file for 2007 and 2008; and (ii) the alleged failure to pay ICMS on discounts deemed by the tax inspector to be conditional. The proceeding is pending decision by the administrative court of appeals.

In July 2011, TIM Celular filed a lawsuit aiming to discuss a tax assessment notice drawn up by the state of São Paulo regarding alleged undue ICMS tax credit, due to annulment of Telecom services as a result of undue invoicing/subscription fraud from March to December 2008, as well as regarding alleged undue ICMS tax credit and overpayment in August and September 2008, in the amount of R$19,165.

In July, September and October 2011 and December 2012, TIM Celular received a tax assessment notices from the tax authorities of the States of São Paulo, Mato Grosso, Paraíba and Minas Gerais in the amount of R$304,988, involving (i) alleged failure to pay ICMS tax from having failed to include in the calculation tax on communication services referring to installments taxed as "non-taxable/exempt"; and (ii) alleged failure to pay ICMS tax for having included on tax receipts the negative base by way of financial credits granted to customers involving services contested, leading to the reversal of debits without complying with the legislation. These assessments are being challenged by the subsidiary at the administrative level. The amount of R$291,096 has been classified as possible risk, while R$13,891 has been reclassified as remote risk on account of the partial success obtained in the tax review procedure

In December 2011, TIM Celular received a tax assessment filed by the State of Paraná amounting to R$63,101, alleging improper availment of ICMS credits referring to the period from May 2010 to

August 2011. This assessment is being contested by the subsidiary at the administrative level.

In December 2011, Intelig filed a suit to contest the tax assessment notice filed by the State of São Paulo, in the amount of R$20,285, which alleges improper availment of ICMS credits referring to the reversal of debits declared in the ancillary obligations of the state. This assessment is being contested by the subsidiary at the judicial level.

In January 2012, TIM Celular filed a suit to discuss the debt charged by the State of São Paulo on the alleged failure to pay the ICMS tax, as verified upon comparing the tax control register to the accessory obligation, and failure to submit the electronic file - Agreement 115, in the amount of R$34,638, regarding the administrative collection made in the year 2009. In October 2012, the Tax Execution was received. The advanced guarantee previously offered was transferred to the Tax Execution, and a motion for execution was filed.

In March 2012, TIM Celular received a tax assessment notice drawn up by the Federal Revenue Department of the State of Rio de Janeiro, in the amount of R$15,603, with respect to extemporaneous credits arising from the acquisition of property, plant and equipment. Such tax assessment notice is being discussed also in the judicial level, through a Writ of Mandamus.

In May 2012, TIM Celular received a tax assessment notice drawn up by the tax authorities of the state of São Paulo, in the amount of R$56,082, regarding ICMS tax difference on the amount of inventories existing on May 31, 2009, before the effectiveness of ST in the state of São Paulo in 2009. Such tax assessment notice is being discussed by the subsidiary at the administrative level.

In May and July 2012, TIM Celular received two tax assessment notices from the States of Rio de Janeiro and Bahia with respect to alleged undue ICMS tax credit related to the reversal of debts from tax on the provision of telecommunications services, in the amounts of R$21,15 9 and R$16,463 respectively, totaling R$37,622. The subsidiary is discussing these assessments at the administrative level. Due to the closing of the administrative phase in the State of Bahia, the Company filed a legal remedy to post a Performance Bond in the amount of R$19,208. The subsidiary is defending this administrative proceeding in the State of Rio de Janeiro.

In June 2012, TIM Celular received from the State of São Paulo a tax assessment notice in the amount of R$23,571 regarding alleged failure to pay or delay in paying ICMS tax on transactions involving receipt of goods subject to the Tax Substitution Regime. The subsidiary has challenged such tax assessment notice.

In January 2013, TIM Celular received a tax assessment notice from the State of São Paulo in the amount of R$16,475 regarding an alleged improper credit of an amount entered in the July 2012 GIA, arising from refusal of a request for ICMS tax credit offset. The tax assessment notice has been defended administratively and is awaiting first-instance judgment.

In January and April 2013, TIM Celular received two tax assessment notices from the State of São Paulo regarding an alleged improper ICMS credit arising from the interstate purchase of goods with tax benefit granted in the State of origin (DF) in the amounts of R$80,695 and R$35,500. The tax

assessment notices are being defended administratively and are awaiting judgment by the court of appeals.

In February 2013, TIM Celular received a tax assessment notice from the State of Ceará regarding an alleged lack of total or partial payment of ICMS, including the amount owed for tax substitution referring to the years 2008 and 2009, in the amount of R$75,170. The tax assessment notice has been defended administratively and is awaiting first-instance judgment.

In May 2013, TIM Celular received service of process for Tax Foreclosure handed down by the State of Rio Grande do Norte, for the collection of tax credits of R$17,918 in ICMS tax and FECOP arising from having allegedly committed several violations, including (i) alleged improper appropriation of credits on goods intended for permanent assets; (ii) non-payment of ICMS tax levied on communication services and the sale of goods ascertained by cross checking the information on the company's tax and accounting entries.

e.3.4. Municipal claims

On December 20, 2007, the subsidiary TIM Celular received an assessment notice from the municipality of Rio de Janeiro for the amount of R$94,359 for allegedly failing to pay ISS on the following services: technical programming, administrative service of plan cancellation, telephone directory assistance service, provision of data and information and network infrastructure sharing. The aforementioned assessments are being challenged by the subsidiary at the administrative level.

Since March 2011, TIM Celular has been served with tax assessment, currently 71, notices drawn up by the municipality of São Paulo, with respect to ISS plus fines imposed on the Company's several revenue accounts, in the amount of R$41,927. Recently, TIM Celular became aware of the unsuccessful closing at the administrative level of 27 of these tax assessments, which were forwarded for inclusion in overdue tax liabilities, and subsequent ruling on 5 tax foreclosures totaling R$91,485. The company arranged for sureties to be issued so as to judicially guarantee the debits while they are being discussed.

e.3.5. FUST – Telecommunications Services Universalization Fund

On December 15, 2005, ANATEL issued its Abstract No. 07 aimed, among other things, at charging FUST contributions on the interconnection revenues earned by the providers of telecommunications services, from the date upon which Law No. 9998 came into force. It is the continued understanding of the subsidiary TIM Celular that based on the provisions contained in the pertinent legislation (including the provision in the sole paragraph of article 6 of Law No. 9998/00), the abovementioned revenues are not subject to the FUST charge. Management has taken the necessary measures to protect the interests of the subsidiary company. To that end, a writ of mandamus was filed to protect the interests of the subsidiary in connection with the non-payment of FUST on interconnection revenues. ANATEL's intention to charge FUST on such revenues has been suspended, due to the judicial decision in favor of the subsidiary company. The writ of mandamus is pending the decision from the court of appeals.

Since October 2006, ANATEL has issued a number of assessment notices against the subsidiary TIM Celular, in connection with FUST charges that are allegedly due on interconnection revenues for the years from 2001 to 2009, together with a fine for arrears, on account of Abstract No. 07/05. The assessments for this period total a possible loss of R$710,738.

The subsidiary Intelig has received a number of assessment notices from ANATEL, which add up to a total amount of R$67,440 in connection with FUST charges that are allegedly due on interconnection revenues for the periods from January to December 2001 to 2009, respectively. The aforementioned assessments are being challenged at the administrative level.

e.3.6. FUNTTEL – Telecommunications Technological Development Fund

The Ministry of Communications drew up assessment notices against the subsidiary TIM Celular in the amount of R$294,228, in connection with FUNTTEL amounts due on interconnection revenues for the years from 2001 to 2009, as well as a fine for arrears. It is the continued understanding of the Company that the above mentioned revenues are not subject to FUNTTEL. A writ of mandamus was filed to safeguard the Company's interests in relation to the non-payment of FUNTTEL on interconnection revenues, on the same grounds as those used for the FUST process. The intention to charge FUNTTEL on interconnection revenues is under suspension, due to a favorable ruling obtained in relation to the writ of mandamus that was filed by the subsidiary.

The subsidiary Intelig has received a number of assessment notices from the Ministry of Communications, which add up to a total amount of R$22,001 in connection with FUNTTEL charges that are allegedly due on interconnection revenues for the period from 2002 to 2009. The aforementioned assessments are being challenged at the administrative level.

e.4. Regulatory proceedings

e.4.1) TIM Celular is authorized to provide SMP services in all Brazilian states and the federal Districtfor an indefinite period, and to use the associated radio frequencies, having obtained an extension from Anatel of the authorizations for such radio-frequency usage, under the Instruments of Authorization, for a period of 15 years counting from the end of the original period of validity of these authorizations.

In February 2011, orders issued by Anatel determined a charge of 2% on interconnection revenue concerning the cumulative payment of extensions of right of use of radio frequency renewals. These decisions have been challenged by the administrative appeal (Case No. 53500.008519/2012), an Annulment Action to be filed (Case No. 53500.009876/2009 and exhibits) and Legal Suit (Suit for Consignment in Payment and Writ of Mandamus) filed by TIM Celular, given the understanding that there is no regulatory obligation associated to payments other than those exclusively linked to direct revenues from their service plans.

The Request for Reconsideration (Case No. 53500.009876/2009 and exhibits) was judged in February 2013, and Anatel denied the appeal, maintaining the terms of the decision appealed. Once notified of the decision, TIM will therefore adopt new legal measures (Annulment Action) to ensure the suspension of the enforceability of the debits.

Regarding the Administrative Appeal (Case No. 53500.008519/2012), Anatel, by means of an Order from the Presidential Office issued in October 2012, Anatel overruled the suspensive effect requested by TIM Celular through an appeal. In the light of this, in November 2011, the company filed a Writ of Mandamus against Anatel, requesting the granting of a Preliminary Injunction, in order to give suspensive effect to the Appeal filed; however, the Preliminary Injunction was not granted.

Under Analysis No. 219/2013-GCMB, of April 5, 2013, Anatel became aware of the appeal lodged by TIM Celular to overrule the Anatel appeal on merit. TIM Celular will lodge a Request for Reconsideration once it has been notified of such decision.

Also in November 2011, Anatel published Abstract 11/2011, in which the Director of the agency explained his understanding regarding the levying of interconnection revenue for STFC concessionaires when calculating the onus (2% of the revenues) arising from extending STFC concession agreements.

On April 30, 2012, TIM Celular filed a Suit for Consignment in Payment No. 0020904-41.2012.4.01.3400, making a court deposit of the amounts corresponding to the payment of a 2% lien on revenues from SMP plans, which expired in 2012. In this sense, it requested processing of the Appeal filed as required. On May 30, 2012, TIM Celular filed a Writ of Mandamus with Injunction, so as to suspend the Appeal filed under Case No. 53500.008519/2012. Nevertheless, the Injunction was not granted.

On May 30, 2012, TIM Celular filed a Request for Reconsideration, in case records No. 53500.007487/2011, due to the decision rendered by Anatel rejecting the Appeal filed. On May 31, 2012, TIM Celular filed a Writ of Mandamus with Injunction, so as to suspend the Request for Reconsideration filed. However, the Injunction was not granted, and, through Order No. 5458/2012-CD, published in the Federal Official Gazette on September 3, 2012, Anatel decided to take cognizance of the Request for Reconsideration filed by TIM Celular in the case records so as to reject it on the merits. TIM Celular took other legal measures applicable so as to ensure unenforceability of this debt and filed an Action for Annulment, which was challenged by Anatel. TIM Celular submitted its Reply in January 2013. This case is pending judgment.

On November 27, 2012, Anatel published Precedent No. 13/2012, whereby the Board of Directors of this Agency issues its understanding that "The base for calculation of the amount payable for the renewal of the right to use radio frequencies, as set forth in the Instruments of Authorization for the provision of the Personal Mobile Service (SMP), includes, among others, revenue from interconnection and from additional conveniences as well as operating revenue from the provision of SMP." Thus, on December 21, 2012, TIM submitted to Anatel the Request for Annulment of Precedent No. 13/2012, which is still pending analysis on September 30, 2013.

On April 22, 2013, TIM filed an Objection in the records of Case No 53500.003758/2013 against the requirement of "additional amounts" regarding the extension of the right to use radio frequencies associated with the provision of the Personal Mobile Service (SMP), which is pending analysis by Anatel.

On April 30, 2013, TIM filed an Objection in the records of the Case No. 53500.005844/2013 against the inclusion of interconnection revenues and Value Added Services in the 2% charge on the contractual burden resulting from the extension of the right to use radio frequencies associated with the provision of the Personal Mobile Service (SMP), which is pending analysis by Anatel.

e.4.2) Furthermore, in view of the extension of authorization of usage of the radio frequencies associated with SMP, the subject matter of the above mentioned Instruments of Authorization issued in accordance with the respective acts, the Company received demands from Anatel for payment of a new Facilities Inspection Fee (TFI) for all its mobile stations in operation in the service-provision area, although these stations have already been licensed, for the sums shown in the table below.

State	Instrument of authorization	Expiry Date	Act	Amount (R$/1000)
Paraná (excluding the municipalities of Londrina and Tamarana)	002/2006/PVCP/SPV	09/03/2022	57.551 dated 4/13/2006	R$80,066
Santa Catarina	074/2008/PVCP/SPV	09/30/2023	5.520 dated 9/18/2008	R$54,026
Municipality and region of Pelotas in Rio Grande do Sul	001/2009/PVCP/SPV	4/14//2024	1.848 dated 4/13/2009	R$333
Ceará	084/2008/PVCP/SPV	11/28/2023	7.385 dated 11/27/2008	R$41,728
Alagoas	085/2008/PVCP/SPV	12/15/2023	7.383 dated 11/27/2008	R$20,038
Rio Grande do Norte	087/2008/PVCP/SPV	12/31/2023	7.390 dated 11/27/2008	R$19,844
Paraíba	086/2008/PVCP/SPV	12/31/2023	7.386 dated 11/27/2008	R$15,020
Piauí	088/2008/PVCP/SPV	3/27/2024	7.389 dated 11/27/2008	R$13,497
Pernambuco	089/2008/PVCP/SPV	5/15/2024	7.388 dated 11/27/2008	R$54,000
Bahia and Sergipe	412/2012/PVCP/SPV	8/06/2027	3.833 dated 7/06/2012	R$110,803
MG	172/2013/PVCP/SPV	4/07/2028	710 dated 1/30/2013	R$185,647

The demand for payment of TFI is a result of Anatel's understanding of the due application of the provision of Article 9, sub-section III, of the Regulations for Collection of Revenues of the FISTEL Telecommunications Inspection Fund, approved by Resolution No. 255, which foresees the levying of TFI on the station at such time as the license is renewed, which entails the issuing of a new license. However, in the Company's understanding, this does not appear to be the correct interpretation of the provisions of the legislation applicable to the matter at hand, which is why the aforementioned charge was the cause for the timely challenge at the administrative level, which was refuted by Anatel. After all administrative measures have been taken, the matter is now being handled at the judicial level, and a favorable Injunction stayed the enforcement of the charge until the definitive ruling of the suit.

According to the Instruments of Authorization for the operation of SMP, TIM Celular agreed to and undertook in stages the implementation of SMP coverage in relation to its respective regions, within the scope of the areas it had been awarded in the respective lots. Also referred to, as the terms of authorization, the Subsidiaries are required to operate within the quality standards established by Anatel and adhering to the obligations required by the legislation.

Anatel has brought administrative proceedings against the subsidiaries for: (i) failure to meet with certain quality service indicators; (ii) default on certain obligations assumed under the Instruments of Authorization; and (iii) non-compliance with the regulations of SMP and STFC, among others.

The Subsidiaries submitted to Anatel administrative defenses and filed administrative appeals and requests for reconsideration (through the courts whenever necessary), explaining that the non-compliance was due to several factors, most of them involuntary and not related to the activities and actions performed by the companies.

26 Asset retirement obligations

The changes in the obligations deriving from future asset retirement are set forth below:

	Consolidated	
	09/2013	**12/2012**
	(9 months)	(12 months)
Opening balance	298,808	261,918
Additions recorded throughout the period, net of write-offs	1,892	36,890
Closing balance	300,700	298,808

The provision is recorded based on the following assumptions:

- The unitary dismantling costs are estimated, taking into account the services and materials involved in the process. The estimate is prepared by the network department based on the information currently available;

- A timetable for the dismantling is estimated based on the useful life of the assets and the estimated costs are allocated through this timetable updated by the expected inflation rate. The expected inflation rate is aligned with the projections prepared by the main market institutions; and

- The rate used to discount the cash flows is the average debt cost, that was 8.19% p.a. as at September 30, 2013 (7.70% p.a as at December 31, 2012).

27 Shareholders' equity

a. Capital stock

Upon resolution by the Board of Directors, without amending the bylaws, the Company is authorized to increase its capital to up to 4,450,000,000 common shares.

The subscribed capital is represented as follows:

	09/2013	12/2012
Value Paid-In	9,886,887	9,886,887
(-) Funding Costs	(47,116)	(47,116)
Net Value Paid-In	9,839,771	9,839,771
Number of common shares	2,417,632,647	2,417,632,647

b. Capital reserves

The use of capital reserves is according to the provisions of article 200 of Law 6404/76. These reserves are comprised as follows:

	09/2012	12/2012
Special goodwill reserve	380,560	380,560
Capital reserve – stock options	8,828	6,440
Tax benefit reserve (*)	451,401	-
	840,789	387,000

Tax benefit reserve

(*) The General and Special Meeting of Shareholders ("GEMS") held on April 11, 2013 approved the following transfers from profit reserves to capital reserves:

Tax benefits obtained in fiscal year 2012	82,400
Tax benefits obtained in years prior to 2012	369,001
	451,401

This tax benefit is described in note 36.

Special goodwill reserve

The special goodwill reserve arose from the following transactions:

(i) Takeover of the former subsidiaries TIM Sul and TIM NE – acquisition of minority shares

In 2005 the Company acquired all shares held by the minority shareholders of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. This acquisition took place by issuing new shares of TIM Participações S.A., converting those companies into full subsidiaries. At the time, this transaction was recorded at the book value of the shares, no goodwill being recorded arising from the difference between market value and the shares negotiated.

When first adopting IFRS, the Company availed itself of the exemption that allows a subsidiary, when it adopts international accounting practices subsequent to its parent company having adopted IFRS, to consider the balances previously reported to the parent company for consolidation purposes. In the balance sheet of the transition to IFRS, the Company recorded the acquisition price based on the market value of the shares of TIM Participações S.A. at that time, recording goodwill amounting to R$157,556.

(ii) Acquisition of the shares of Holdco – purchase of Intelig

On December 30, 2009, the Special General Meeting of TIM Participações S.A. approved the takeover by TIM Participações of Holdco, a company that held 100% of the equity of Intelig. As a result of this transaction, the Company issued 127,288,023 shares.

Based on the former BR GAAP, the acquisition was recorded at the net book value of the assets acquired on base date November 30, 2009.

When IFRS was first adopted, the acquisition was recorded on base date December 31, 2009, taking into account the market value of the common and preferred shares of TIM Participações on December 30, 2009, amounting to R$739,729. The difference between this amount and the book value recorded under the former BR GAAP (R$516,725) created goodwill against capital reserves of R$223,004.

Stock options

The balances recorded in this item represent the expenses of the Company and its subsidiaries for the stock options granted to their employees.

c. Profit reserves

Legal reserve

This refers to 5% of net income for every year ended December 31, until the legal reserve equals 20% of capital. Also, the Company is authorized to stop setting up a legal reserve when, together with the Capital Reserves, it exceeds 30% of capital stock. This reserve can be used only for capital increase or offsetting of accumulated losses.

Statutory reserve for expansion

This reserve is set up based on paragraph 2, article 42 of the Company's bylaws and article 194 of

Law 6404/76, and is intended for the expansion of corporate business.

The balance of profits that are not compulsorily allocated to other reserves or intended for the payment of dividends, is allocated to this reserve, which may not exceed 80% of the capital stock. Once this limit is reached, it is incumbent on the shareholders' meeting to decide on the balance, either distributing this to shareholders or increasing the capital.

d. Dividends

Dividends are calculated in accordance with the bylaws and Brazilian Corporate Law. As stipulated in its latest bylaws approved on June 22, 2011, the Company must distribute a mandatory dividend for each business year ended December 31, provided that funds are available for distribution, in an amount equivalent to 25% of the adjusted net income.

The dividends were calculated as follows:

	2012
Net income for the current year	1,448,888
(-) Legal reserve constitution	(72,444)
Adjusted net income	1,376,444
Dividends to be distributed:	
Minimum dividends calculated considering 25% of the adjusted net income	344,111
Dividends per share (*Reais* per share)	0.1423

The General and Special Meeting of Shareholders ("GEMS") held on April 11, 2013 approved the payment of supplementary dividends (over and above the mandatory minimum) of R$398,889.

28 Stock Options

At the annual meeting on August 5, 2011, the shareholders of TIM Participações S.A. approved the long-term incentives plan for senior management and key executives of the Company and its subsidiaries.

The exercise of options depends on the simultaneous achievement of two performance targets: (1) an increase in the price of common shares; and (2) performance of the Company's share price against a benchmark defined by TIM's Management and composed of shares of other telecommunications, technology and media companies.

Stock options are effective for 6 years, and the Company has no legal or informal obligation to repurchase or settle the options in cash.

Regarding the 2011 Grant, one-third of the options could be exercised at the end of July 2012. However, at the end of July 2013, two-thirds of the options could not be exercised due to non-compliance with the minimum performance conditions accrued from 2011 to 2013. At the end of the first half of 2014, two-thirds may be exercised. The performance conditions of this grant are measured in the three-year period from 2011 to 2013, and the measurement occurs in July of each year.

Regarding the 2012 Grant, one-third of the options could not be exercised in the beginning of September 2013 due to non-compliance with the minimum performance conditions. Two-thirds may be exercised in the beginning of September 2014 and three-thirds may be exercised in the beginning of September 2015, provided the minimum performance conditions are complied with. The performance conditions of this grant are measured in the three-year period from 2012 to 2014, and the measurement occur in July and August of each year.

On July 30, 2013, the Board of Directors approved the conditions valid for the 3rd (third) Grant. One-third of the options may be exercised at the end of July 2014, two-thirds may be exercised at the end of July 2015 and three-thirds may be exercised at the end of July 2016, provided the minimum performance conditions are complied with. The performance conditions for this grant are measured in the 2013-2015 three-year period, in July of each year.

Using the accrual basis of accounting, the expenses related to the long-term benefit plan are being accounted for monthly and, at the 2nd quarter of 2013 totaled R$2,387.

2011 Grant

On the grant date (August 5, 2011), the exercise price of the options granted was calculated based on the weighted average price of shares of TIM Participações S.A. This average took into account the Company's trading volume and share prices in the 30 days prior to July 20, 2011 (when the Board of Directors of the Company approved the benefit).

On August 5, 2011, options were granted for purchase rights on 2,833,596 shares. As at September 30, 2013, no optionsare exercisable..

The significant data included in the model were the following: average weighted share price of R$8.31 on the grant date; exercise price of R$8.84 and volatility of 51.73% p.a.; stock option expected life of 6 years and annual risk-free interest rate of 11.94% p.a. Volatility measurements were based on the price of common shares of TIM over a period of 6 years.

2012 Grant

On the grant date (September 5, 2012), the exercise price of the options granted was calculated based on the weighted average price of shares of TIM Participações S.A. This average took into account the Company's trading volume and share prices from July 1, 2012, to August 31, 2012.

On September 5, 2012, options were granted for purchase rights on 2,661,752 shares. As at

September 30, 2013, there were no exercisable options.

The significant data included in the model were the following: weighted average share price of R$8.96 on the grant date and volatility of 50.46%, p.a., stock option expected life of 6 years and annual risk-free interest rate of 8.89% p.a. Volatility measurements were based on the price of common shares of TIM over a period of 6 years.

2013 Grant

On the grant date (July 30, 2013), the exercise price of the options granted was calculated based on the weighted average price of the shares of TIM Participações S.A. Such average took into account the trading volume and trading price of the Company's shares over the 30-day period preceding July 20, 2013.

On July 30, 2013, options corresponding to the right to purchase 3,072,418 shares were granted. As of September 30, 2013, no options are exercisable.

The weighted average share price was R$8.13 at the grant date.

29 Net operating revenue

	Consolidated	
	09/2013	**09/2012**
Service revenue – Mobile		
Subscription and use	8,356,460	8,210,719
Network use	2,819,426	2,912,883
Long distance	2,492,935	2,377,399
VAS - Additional services	3,899,451	3,151,892
Others	170,268	163,062
	17,738,540	16,815,955
Service revenue – Landline	835,781	1,168,465
Service revenue	18,574,321	17,984,420
Goods sold	3,402,532	2,429,695
Gross operating revenue	21,976,853	20,414,115
Deductions from gross revenue		
Taxes	(4,817,750)	(4,429,534)
Discounts given	(2,235,084)	(2,052,979)
Returns and other	(186,005)	(193,568)
	(7,238,839)	(6,676,081)
Total net revenue	14,738,014	13,738,034

30 Cost of services provided and goods sold

	Consolidated	
	09/2013	09/2012 Restated
Personnel	(44,995)	(48,848)
Third party services	(296,753)	(287,621)
Interconnection	(3,434,692)	(3,451,398)
Depreciation and amortization	(1,547,453)	(1,357,005)
ANATEL fees	(9,803)	(8,826)
Rentals and insurance	(263,776)	(201,374)
Others	(13,265)	(12,555)
Cost of services provided	(5,610,737)	(5,367,627)
Cost of goods sold	(2,474,736)	(1,855,321)
	(8,085,473)	(7,222,948)

31 Sales expenses

	Consolidated	
	09/2013	09/2012
Personnel	(413,979)	(363,241)
Third party services	(1,645,275)	(1,596,984)
Advertising and publicity	(450,325)	(406,330)
Impairment of accounts receivables	(195,884)	(198,699)
ANATEL fees	(777,672)	(789,808)
Depreciation and amortization	(127,739)	(137,089)
Rentals and insurance	(55,723)	(40,291)
Other	(26,343)	(45,033)
	(3,692,940)	(3,577,475)

32 General and administrative expenses

	Parent Company		Consolidated	
	09/2013	09/2012	09/2013	09/2012
Personnel	(5,263)	(2,093)	(154,214)	(120,487)
Third party services	(5,499)	(4,450)	(380,933)	(331,774)
Depreciation and amortization	-	-	(138,736)	(255,141)
Rentals and insurance	(137)	(128)	(56,943)	(54,640)
Other	(577)	(457)	(29,083)	(24,558)
	(11,476)	(7,128)	(759,909)	(786,600)

33 Other (expenses) revenues, net

	Parent Company		Consolidated	
	09/2013	09/2012	09/2013	09/2012 Restated
Revenues				
Subvention income, net	-	-	8,797	5,606
Fines on telecommunications services	-	-	28,373	26,949
Other revenues (expenses)	-	-	3,551	(11,864)
	-	-	40,721	20,691
Expenses				
FUST/FUNTTEL	-	-	(123,220)	(134,689)
Taxes, fees and contributions	-	-	(1,226)	(2,339)
Provision for contingencies – net of reversal	(338)	(559)	(206,318)	(168,555)
Other operating expenses	(5)	(6)	(15,607)	(28,438)
	(343)	(565)	(346,371)	(334,021)
Amortization of concessions	-	-	(230,882)	(251,478)
	(343)	(565)	(577,253)	(585,499)
Other operating expenses, net	(343)	(565)	(536,532)	(564,808)

34 Financial revenue

	Parent Company		Consolidated	
	09/2013	09/2012	09/2013	09/2012
Interest on financial investments	716	1,459	162,626	112,033
Interest received from clients	-	-	49,483	50,529
Monetary adjustment	7,882	12,141	38,746	68,063
Exchange rate variation	27	7	262,904	581,974
Other revenue	-	-	3,400	1,971
	8,625	13,607	517,159	814,570

35 Financial expenses

	Parent Company		Consolidated	
	09/2013	09/2012	09/2013	09/2012 Restated
Interest on loans and financing	-	-	(198,411)	(177,653)
Interest paid to suppliers	-	-	(15,077)	(17,533)
Interest on taxes and fees	(4)	(4)	19	(12,528)
Monetary adjustment	(9,861)	8	(89,869)	(64,903)
Discounts granted	-	-	(57,730)	(45,024)
Exchange rate variation	(9)	(17)	(316,952)	(624,837)
Other expenses	(95)	8,090	(41,341)	(8,713)
	(9,969)	8,077	(719,361)	(951,191)

36 Income tax and social contribution expenses

	Consolidated	
	09/2013	09/2012 Restated
Current tax		
Income tax for the period	(233,765)	(275,011)
Social contribution for the period	(86,909)	(101,797)
Tax incentive – ADENE	96,354	56,475
	(224,320)	(320,333)
Deferred income tax		
Deferred income tax	(161,991)	(103,274)
Deferred social contribution	(58,317)	(37,203)
	(220,308)	(140,477)
Provision for contingencies of income tax and social contribution	(9,690)	(2,450)
	(454,318)	(463,260)

The reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the income statement is set forth below:

	Consolidated	
	09/2013	**09/2012 Restated**
Income before income tax and social contribution	1,460,958	1,449,582
Combined tax rate	34%	34%
Income and social contribution taxes at the combined tax rate	(496,726)	(492,858)
(Additions)/exclusions:		
Unrecognized tax losses and temporary differences	(50,959)	(55,568)
Provision for income and social contribution tax contingencies	-	(1,617)
Deferred IR and CSLL effect	-	(40,377)
Permanent additions and exclusions	(12,817)	(16,064)
Adjustment PPA Fiber tax	-	60,222
Tax incentive – ADENE	96,353	56,475
Other amounts	9,831	26,527
	42,408	29,598
Income tax and social contribution charged to income for the period	(454,318)	(463,260)

According to the article 19 of the Decree 1,598/77, the tax savings related to the exemptions and reductions tax benefits attributable to SUDAM (Superintendência do Desenvolvimento da Amazônia) and SUDENE (Superintendência do Desenvolvimento do Nordeste) shall not be distributed to the shareholders and will constitute tax incentive reserves, to be used only to absorb losses or increase the share capital. The subsidiary TIM Celular has tax benefits compliant to these rules, having therefore constituted these reserves in the amount of R$451,401.

37 Earnings per share

(a) Basic

Basic earnings per share are calculated by dividing income attributable to shareholders of the Ccompany by the weighted average number of shares issued during the year.

	09/2013	09/2012 Restated
Income attributable to shareholders of the company	1,006,640	986,322
Weighted average number of common shares issued (thousands)	2,416,837	2,416,837
Basic earnings per share	0.4165	0.4081

(b) Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares.

	09/2013	09/2012 Restated
Earnings attributable to company shareholders	1,006,640	986,322
weighted average number of common shares issued (thousands)	2,416,885	2,417,230
Diluted earnings per share	0.4165	0.4080

38 Transactions with Telecom Italia Group

The consolidated balances of transactions with companies of the Telecom Italia Group are as follows:

	Assets	
	09/2013	12/2012
Telecom Personnel Argentina (1)	1,953	935
Telecom Italia Sparkle (1)	11,734	32,925
Lan Group (4)	-	9,919
Others	3,432	4,104
Total	17,119	47,883

NOTES TO QUARTERLY INFORMATION

	Liabilities	
	09/2013	12/2012
Telecom Italia S.p.A. (2)	17,215	20,702
Telecom Personel Argentina (1)	1,485	1,462
Telecom Italia Sparkle (1)	17,952	11,386
Italtel (3)	18,824	23,975
Others	8,442	9,714
Total	63,618	67,239

	Revenue	
	09/2013	09/2012
Telecom Italia S.p.A. (2)	1,985	2,923
Telecom Personel Argentina (1)	5,643	4,278
Telecom Italia Sparkle (1)	12,914	40,344
Others	938	1,258
Total	21,480	48,803

	Cost/Expense	
	09/2013	09/2012
Telecom Italia S.p.A. (2)	4,153	3,679
Telecom Italia Sparkle (1)	22,519	22,086
Telecom Personel Argentina (1)	3,237	5,643
Lan Group (4)	24,114	18,376
Others	13,044	8,266
Total	67,067	58,050

(1) These amounts refer to roaming, value-added services (VAS) and assignment of means.
(2) These amounts refer to international roaming, technical post-sales assistance and value-added services (VAS).
(3) The amounts refer to the development and maintenance of software used in invoicing telecommunications services.
(4) The amounts refer to the lease of links and EILD and signaling services.

The balance sheet account balances are recorded in the following groups: accounts receivable, suppliers and other current assets and liabilities.

39 Transactions with Telefonica Group

On April 28, 2007, Assicurazioni Generali SpA, Intesa San Paolo S.p.A, Mediobanca S.p.A, Sintonia S.p.A and Telefónica S.A., entered into an agreement to acquire the entire capital of Olímpia S.p.A., a company which, in turn, held approximately 18% of the voting capital of Telecom Italia S.p.A., the indirect parent company of TIM Participações. This acquisition was made through Telco S.p.A ("Telco"). With the implementation of the transaction in October 2007, Telco came to hold 23.6% of the voting capital of Telecom Itália S.p.A., the indirect parent company of TIM Participações.

Through its Act No. 68.276/2007, published in the Federal Official Gazette of November 5, 2007, ANATEL approved the transaction and imposed certain restrictions to guarantee absolute segregation of businesses and operations performed by the Telefónica and TIM groups in Brazil. For the purposes of ANATEL's requirements, TIM Brasil and TIM Celular submitted to ANATEL the necessary measures to ensure this segregation *de facto* and *ipso jure* in Brazil, so that Telefonica's participation in Telco S.p.A. cannot be characterized as influencing the financial, operational and strategic decisions made by TIM's Brazilian operations. Therefore, TIM continues to operate in the Brazilian market on the same independent and autonomous basis as before.

As at September 30, 2013, exclusive agreements between the operators of the TIM group controlled by TIM Participações and the operators of the Telefónica group in Brazil were in force in respect of telecommunications services covering interconnection, roaming, site-sharing and co-billing procedures, as well as contracts relating to CSP (long-distance code), in accordance with the applicable legislation. As at September 30, 2013, the receivables and payables arising from these agreements amounted to R$164,725 and R$144,309, respectively (R$178,817 and R$134,878 as at December 31, 2012). The amounts charged to income by the Company after approval of the transaction represent operating revenue and expenses totaling R$1,085.959 and R$853,634 (R$1,041.643 and R$813,651 as at September 30, 2012) respectively.

40 Financial instruments and risk management

Through its subsidiaries, the Company performs non-speculative derivative transactions, to reduce the exchange variation risks and partly eliminate the interest risks involved. These transactions consist exclusively of swap contracts, and accordingly, no exotic or any other kind of derivative instrument is involved.

The Company's financial instruments are presented, through its subsidiaries, in compliance with IAS 32.

Accordingly, the major risk factors to which the Company and its subsidiaries are exposed are as follows:

(i) Exchange variation risks

Exchange variation risks refer to the possibility of subsidiaries incurring losses on unfavorable

exchange rate fluctuation, which would increase the outstanding balances of loans taken in the market along with the related financial charges. In order to eliminate this kind of risk, the subsidiaries enter into swap contracts with financial institutions.

As at September 30, 2013, the loans and financing of the subsidiaries indexed to foreign currency was fully hedged by swap contracts in terms of time and amount. Any gains or losses arising from these swap contracts are charged to earnings of the subsidiaries.

Besides the loans taken by the subsidiaries, which involve swap contracts, no other significant financial assets are indexed to foreign currencies.

(ii) Interest rate risks

Interest rate risks relate to:

- the possibility of variations in the fair value of TJLP-indexed financing taken by the subsidiary TIM Celular, when these rates are not proportional to that of the Interbank Deposit Certificates (CDI).

As of September 30, 2013, the parent company TIM Celular has no swap transactions linked to the TJLP.

- the possibility of unfavorable changes in interest rates, which would result in higher financial expenses for the subsidiaries due to the indebtedness and the obligations assumed by the subsidiaries under the swap contracts indexed to floating interest rates (CDI percentage). However, as at September 30, 2013, the subsidiaries' financial funds were invested in Interbank Deposit Certificates (CDI), and this considerably reduces such risk.

(iii) Credit risk inherent in the provision of services

This risk is related to the possibility of the subsidiaries incurring losses from the difficulty in collecting amounts billed to customers. In order to mitigate this risk, the subsidiaries perform credit analysis that assists management of risks related to collection problems, and monitor accounts receivable from subscribers, blocking the use of services by customers in the event that they default on payment of their bills. As at September 30, 2013 and December 31, 2012, no customers accounted for more than 10% of net receivables from services provided or of revenue from services rendered in the periods then ended.

(iv) Credit risk inherent in the sale of phone sets and prepaid telephone cards

The policy adopted by the subsidiaries for the sale of phone sets and distribution of prepaid telephone cards is directly related to credit risk levels accepted in the regular course of business. The choice of partners, the diversification of the accounts receivable portfolio, the monitoring of loan conditions, the positions and limits defined for orders placed by traders, and the adoption of guarantees are procedures adopted by the subsidiaries to minimize possible collection problems with their business partners. As at September 30, 2013 and December 31, 2012, no customers accounted

for more than 10% of net receivables from the sale of goods or of revenue from the sale of goods in the periods then ended.

(v) Financial credit risk

This risk relates to the possibility of the subsidiaries incurring losses from difficulty in realizing their short-term investments and swap contracts due to bankruptcy of the counterparties. The subsidiaries minimize the risk associated with these financial instruments by operating only with sound financial institutions, and adopting policies that establish maximum risk concentration levels by institution.

Fair value of derivative financial instruments

The consolidated derivative financial instruments are shown as follows:

	09/2013			12/2012		
	Assets	Liabilities	Net	Assets	Liabilities	Net
Derivative financial instruments	179,218	(43,809)	135,409	188,807	(78,205)	110,602
Current portion	8,076	(3,439)	4,637	104,712	(42,061)	62,651
Non-current portion	171,142	(40,370)	130,772	84,095	(36,144)	47,951

The consolidated financial derivative instruments with long-term maturities as at September 30, 2013 have the following maturity schedule:

	Assets	Liabilities
2014	-	(8,437)
2015	1,320	(3,178)
2016	108,579	(21,572)
2017	17,576	(2,040)
2018 onwards	43,666	(5,143)
	171,142	(40,370)

Consolidated financial assets and liabilities measured at fair value:

09/2013	Level 1	Level 2	Total Balance
Assets			
Financial assets valued at fair value through profit or loss			
- Trading securities	3,220,941		3,220,941
- Derivatives used for hedging purposes		179,218	179,218
Total assets	**3,220,941**	**179,218**	**3,400,159**

Liabilities			
Financial liabilities valued at fair value through profit or loss			
- Derivatives used for hedging purposes		43,809	43,809
Total liabilities		**43,809**	**43,809**

2012	Level 1	Level 2	Total Balance
Assets			
Financial assets valued at fair value through profit or loss			
- Trading securities	4,060,354		4,060,354
- Derivatives used for hedging purposes		188,807	188,807
Total assets	**4,060,354**	**188,807**	**4,249,161**
Liabilities			
Financial liabilities valued at fair value through profit or loss			
- Derivatives used for hedging purposes	-	78,205	78,205
Total liabilities	-	**78,205**	**78,205**

The fair value of financial instruments traded on active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. These instruments are included in Level 1. The instruments included in Level 1 comprise, mainly, equity investments of Bank Deposit Certificates (CDBs) and Repos classified as trading securities.

The fair value of financial instruments that are not traded on an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

- Quoted market prices of financial institutions or dealer quotes for similar instruments.
- The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.
- Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

The fair values of derivative financial instruments of the subsidiaries were determined based on future cash flows (asset and liability position), taking into account the contracted conditions and bringing those flows to present value by means of the discounted future interest rates disclosed in the market. The fair values were estimated at a specific time, based on information available and on the Company's own valuation methodologies.

Financial instruments by category

The Company's financial instruments by category can be summarized as follows:

	Consolidated		
	Loans and Receivables	**Assets valued at fair value through profit or loss**	**Total**
September 30, 2013			
Assets, according to balance sheet			
Derivative financial instruments		179,218	179,218
Trade accounts receivable and other accounts receivable, excluding prepayments	3,946,110		3,946,110
Financial assets valued at fair value through profit or loss		3,220,941	3,220,941
Cash and cash equivalents	114,396		114,396
	4,060,506	**3,400,159**	**7,460,665**

	Consolidated		
	Liabilities valued at fair value through profit or loss	**Other financial liabilities**	**Total**
September 30, 2013			
Liabilities, according to balance sheet			
Loans		4,664,590	4,664,590
Derivative financial instruments	43,809		43,809
Suppliers and other obligations, except legal obligations		4,184,161	4,184,161
	43,809	**8,848,751**	**8,892,560**

	Consolidated		
	Loans and Receivables	**Assets valued at fair value through profit or loss**	**Total**
December 31, 2012			
Assets, according to balance sheet			
Derivative financial instruments		188,807	188,807
Trade accounts receivable and other accounts receivable, excluding prepayments	3,172,176		3,172,176
Financial assets valued at fair value through profit or loss		4,060,354	4,060,354
Cash and cash equivalents	370,236		370,236
	3,542,412	**4,249,161**	**7,791,573**

	Consolidated		
	Liabilities valued at fair value through profit or loss	**Other financial liabilities**	**Total**
December 31, 2012			
Liabilities, according to balance sheet			
Loans		4,390,095	4,390,095
Derivative financial instruments	78,205		78,205
Suppliers and other obligations, excluding legal obligations		4,293,121	4,293,121
	78,205	**8,683,216**	**8,761,421**

Capital management

The Company's objectives in managing its capital are to safeguard the Group's on-going ability to provide returns to shareholders and benefits to other stakeholders, in addition to maintaining the ideal capital structure for reducing this cost.

In order to maintain or adjust its capital, the Company may review its dividend payment policy, return capital to the shareholders or, in addition, issue new shares or sell assets to reduce its indebtedness, for example.

The Company's policy for protection against financial risks - Summary

The Company's policy stipulates the adoption of swap mechanisms against financial risks involved in financing taken in foreign currency, in order to control the exposure to risks related to exchange variation and interest rate variation.

The contracting of derivative financial instruments against exchange exposure should occur simultaneously with the debt contract that originated the exposure. The level of risk coverage to be contracted for these exchange exposures is 100% in terms of time and amount.

As at September 30, 2013 and December 31, 2012, no type of margin or guarantee applied to transactions with derivative instruments were entered into by the Company and its subsidiaries.

The criteria for selection of financial institutions rely on parameters that take into account the rating provided by renowned rating agencies, the shareholders' equity and the degree of concentration of operations and funds.

The table below shows the derivative instruments transactions contracted by the subsidiaries and effective as at September 30, 2013 and December 31, 2012:

	Object	Currency	Reference Value (Notional) 09/2013	Reference Value (Notional) 12/2012	Fair Value 09/2013	Fair Value 12/2012
Fixed interest risk vs. CDI	Part of financing obtained from	BRL	-	2,798		
Asset position	BNB				-	6,008
Liability position					-	(5,062)
Net balance					-	**946**
TJLP risk vs. CDI	Part of financing obtained from	BRL	-	55,052		
Asset position	BNDES				-	56,167
Liability position					-	(55,069)
Net balance					-	**1,098**
USD exchange risk vs. CDI	Full protection against exchange	BRL	1,577,364	1,406,316		
Asset position	variation risk				1,776,867	1,515,769
Liability position	granted by banks				(1,641,458)	(1,407,210)
Net balance	BNP Paribas, BEI, BOFA and JP Morgan					**108,559**
Total			**1,577,364**	**1,464,166**	**135,409**	**110,603**

September 30, 2013

CURRENCY	Type of SWAP	COUNTERPARTY DEBT	COUNTERPARTY SWAP	Total Debt	Total Swap (Active Leg Accrual)	% Coverage	AVERAGE SWAP RATES Active Leg	AVERAGE SWAP RATES Passive Leg
USD	LIBOR X DI	BEI	Santander, CITI, MS and BOFA	1,059,945	1,059,868	100%	LIBOR 6M + 0.77% p.a.	95.25% do CDI
USD	LIBOR X DI	BNP	CITI, BES	242,143	242,143	100%	LIBOR 6M + 2.,53% p.a.	95.,01% do CDI
USD	LIBOR X DI	BOFA	BOFA	267,313	267,313	100%	LIBOR 3M + 1.,35% p.a.	102% do CDI
USD	PRE X DI	JP Morgan	JP Morgan	111,554	111,554	100%	1.73% p.a.	101.,5% do CDI
USD	PRE X DI	Cisco	Santander	111,595	111,595	100%	1.,80% p.a.	93.80% do CDI

December 31, 2012

		COUNTERPARTY					AVERAGE SWAP RATES	
Currency	Type of de SWAP	Debt	SWAP	Total debt	Total Swap (Active leg Accrual)	% of Coverage	Asset side	Liability side
R$	PRE X DI	BNB	Santander	38,743	5,978	15%	10.54 p.a.%	69.80% of CDI
R$	TJLP X DI	BNDES	Santander, ITAÚ	1,894,790	55,631	3%	TJLP + 4.2% p.a.	91.43% of CDI
USD	LIBOR X DI	BEI	Santander, CITI MS + BOFA	836,562	836,538	100%	LIBOR 6M + 0.74% p.a.	95.02% of CDI
USD	LIBOR X DI	BNP	CITI + BES	244,723	244,723	100%	LIBOR 6M + 2.53% p.a.	95.01% of CDI
USD	LIBOR X DI	BOFA	BOFA	244,962	244,985	100%	(LIBOR 3M + 1.25% p.a.) x 1.18	92.00% of CDI
USD	PRE X DI	JP Morgan	JP Morgan	205,280	205,444	100%	1.84% p.a.	92.50% of CDI

Sensitivity Analysis Table – Effects of the variation in fair value of the swaps

For identifying possible distortions on consolidated derivative instruments currently in force, a sensitivity analysis was made considering three different scenarios (probable, possible and remote) and the respective impact on the results attained, namely:

Description	09/2013	Probable Scenario	Possible Scenario	Remote Scenario
USD-indexed debit	1,776,867	1,776,867	2,242,781	2,717,374
Fair value of swap receivable	1,776,867	1,776,867	2,242,781	2,717,374
Fair value of swap payable	(1,641,458)	(1,641,459)	(1,642,454)	(1,643,808)
Net swap exposure	**135,409**	**135,409**	**600,327**	**1,073,566**

Because the subsidiaries own financial derivative instruments intended only to safeguard their financial debt, the changes in the scenarios are accompanied by the respective protected instrument, thus showing that the exposure effects arising from swaps are reflected in the debt. In connection with these transactions, the subsidiaries disclosed the fair value of debt and of the financial derivative instrument on separate lines (see above), so as to provide information on their net exposure in each of the three scenarios.

Note that all transactions with financial derivative instruments contracted by the subsidiaries are solely intended as financial protection. Consequently, any increase or decrease in their respective market values will correspond to an inversely proportional change in the corresponding portion of the financial debt underlying the financial derivative instruments contracted by the subsidiaries.

Our sensitivity analyses referring to the derivative instruments in effect as at September 30, 2013 basically rely on assumptions relating to variations of the market interest rates including the variation of the US Dollar underlying the swap contracts. These assumptions were chosen solely because of the characteristics of our derivative instruments, which are exposed only to interest rate and exchange rate variations.

Given the characteristics of the subsidiaries' financial derivative instruments, our assumptions basically took into consideration the effect i) the variation of CDI and ii) fluctuation of the US Dollar used in swap transactions, with the following percentages and quotations as a result:

Risk variable	Probable Scenario	Possible Scenario	Remote Scenario
CDI	8.71%	10.89%	13.07%
USD	2.23	2.7875	3.3450

Gains and losses with derivatives in the period

	09/2013
Fixed interest risk vs. CDI	11
TJLP risk vs. CDI	(119)
USD exchange risk vs. CDI	87,078
Net gains (losses)	**86,970**

Leverage

The Group's objectives in managing capital are to guarantee the capacity to provide financial returns to its shareholders and benefits to stakeholders, as well as maintain a capital structure to reduce costs.

To maintain or adjust the Group's capital structure Management can review the dividend policy, reimburse the capital to its shareholders, issue new shares or sell assets to reduce, for example, the net debt level.

Aligned with other market participants, the Group monitors, among other indexes, the financial leverage, measured based on the index Net Debt / EBITDA.

The financial leverage indexes as of September 30, 2013 and December 2012 are the following:

	Consolidated	
	09/2013	12/2012
Total loans (Note 20 and 40)	4,529,181	4,279,492
Less: cash and cash equivalents (Notes 6 and 7)	(3,335,337)	(4,430,590)
Plus: LT Amazonas (note 18)	249,815	-
Net Debt	1,443,659	(151,098)
EBITDA (last 12 months)	5,133,013	5,010,033
Financial leverage index	**0.28**	**(0.03)**

41 Pension plans and other post-employment benefits

	Consolidated	
	09/2013	12/2012
PAMEC/active participants' policy	4,486	4,486

Supplementary Pension Plan

On August 7, 2006, the Company's Board of Directors approved the implementation by Itaú Vida e Previdência S.A. of PGBL and VGBL Supplementary Pension Plans for the Company, TIM Celular and TIM Nordeste, which was merged into TIM Celular. All employees not benefiting from pension plans sponsored by the Company and its subsidiaries were eligible for these supplementary plans.

SISTEL and TIMPREV

The Company, the former TIM Nordeste and TIM Celular have sponsored a private defined benefit pension plan for a group of TELEBRÁS system's former employees, which is managed by Fundação Sistel de Seguridade Social – SISTEL, as a consequence of the legal provisions applicable to the privatization process of these companies in July 1998.

As not all of the Company's and its subsidiaries' employees have migrated to TIMPREV, the pension and health care plans deriving from the TELEBRÁS system briefly listed below remain in force:

PBS: defined benefits plan of SISTEL, which includes active employees who participated in the plans sponsored by the companies of the former TELEBRÁS system;

PBS Assisted: a multi-sponsored pension plan for inactive employees;

Administration Agreement: for managing pension payments to retirees and pensioners of the predecessors of the Subsidiaries;

PAMEC/Policy of Active Pensioners: health care plan for pensioners of the predecessors of the Subsidiaries;

PSAP: Portion of the supplementary social security and pension plan - PSAP, managed by CESP Foundation, which is the Company's responsibility, given the acquisition of Eletropaulo Telecomunicações Ltda (AES Atimus), succeeded by TIM Fiber SP LTDA and, subsequently, merged into TIM Celular (see note 1).

Health Plan: Provision for the maintenance of the health plan as a post-employment benefit for former employees of AES Atimus (as provided for in Law No. 9656/98, Articles 30 and 31), which was acquired by TIM Celular and, subsequently, merger into TIM Celular (see note 1).

For the nine-month period ended September 30, 2013, contributions to pension plans and other post-employment benefits amounted to R$150 (R$179 in the same period of 2012).

42 Management Fees

Key management includes statutory officers and the Board of Directors. The remuneration to key management personnel for their services in the period ended September 30, 2013, amounted to R$9,764 (R$9,359 during the same period in 2012).

43 Insurance

The Company and its subsidiaries maintain a policy for monitoring the risks inherent to their operations. Thus, as at September 30, 2013, the Company and its subsidiaries had insurance coverage against operating risks, third party liability, and health, among others. The Management of the Company and its subsidiaries consider the insurance coverage sufficient to cover eventual losses. The table below shows the main assets, liabilities or interests insured and their respective amounts:

Types	Amounts Insured
Operating Risks	R$28,833,486
General Third Party Liability - RCG	R$53,000
Vehicles (Executive and Operational Fleets)	100% of Fipe Table. R$1,000 for Civil Liability Optional (Property Damages and Personal Injury) and R$100 for Pain and Suffering.
Vehicles (Executive and Operational Fleets)	R$1,000 for Optional Civil Liability (Property and Personal Damage) and R$100 for pain and suffering.

44 Commitments

Rentals

The equipment and property rental agreements signed by the Company and its subsidiaries have different maturity dates. Below is a list of minimum rental payments to be made under such agreements:

2014	494,476
2015	520,188
2016	544,637
2017	570,235
2018	597,036
	2,726,572

45 Expenses by type

	09/2013	09/2012 (Restated)
Expenses by type		
Cost of services provided and goods sold	(8,085,473)	(7,222,948)
Selling expenses	(3,692,940)	(3,577,475)
General and administrative expenses	(759,909)	(786,600)
Other expenses, net	(536,531)	(564,808)
	(13,074,853)	(12,151,831)
Classified as:		
Personnel	(613,188)	(532,576)
Advertising and publicity	(450,325)	(406,330)
Third party services	(2,322,961)	(2,216,379)
Interconnection	(3,434,692)	(3,451,398)
Cost of goods sold	(2,474,736)	(1,855,321)
Depreciation and amortization	(2,044,810)	(2,000,713)
Impairment of accounts receivable	(195,884)	(198,699)
Taxes, fees and contributions	(911,921)	(935,662)
Rentals and insurance	(376,442)	(296,305)
Provision for contingencies	(206,318)	(168,556)
Training	(10,644)	(8,554)
Other	(32,932)	(81,338)
	(13,074,853)	(12,151,831)

46 Supplementary disclosure about consolidated cash flow

	09/2013	09/2012
Interest paid	176,676	225,307
Income tax and social contribution paid	283,067	193,956
Right of use – LT Amazonas	249.815	-

Report on review of quarterly information

To the Board of Directors and Shareholders
TIM Participações S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of TIM Participações S.A., included in the Quarterly Information Form (ITR) for the quarter ended September 30, 2013, comprising the balance sheet as at that date and the statements of income for the quarter and nine-month periods then ended, and the statements of changes in equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent company interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Conclusion on the consolidated interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

We have also reviewed the parent company and consolidated statements of value added for the nine-month period ended September 30, 2013. These statements are the responsibility of the Company's management, and are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

Rio de Janeiro, October 29, 2013

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F" RJ

Sérgio Eduardo Zamora
Contador CRC 1SP168728/O-4 "S" RJ

STATUTORY AUDIT COMMITTEE OPINION

<u>Date, Time and Place</u>: October 28th, 2013, 10 a.m , in the city and state of Rio de Janeiro.

The members of the Statutory Audit Committee of TIM Participações S.A., in compliance with legal and statutory provisions, as established in the article 163 of the Brazilian Corporate Law, reviewed and analyzed the quarterly information, accompanied by the limited review report issued by PricewaterhouseCoopers Auditores Independentes, for the period ended on September 31, 2013. Based on the information provided by the Company's Management and its auditors, the Committee is of the opinion that the quarterly information is adequate to be submitted to the Company's Board of Directors, in compliance with the mentioned Brazilian Corporate Law.

Rio de Janeiro (RJ), October 28th, 2013.

ALBERTO EMMANUEL WHITAKER
Chairman of the Statutory Audit Committee

SAMUEL DE PAULA MATOS
Member of the Statutory Audit Committee

CARLOS ALBERTO CASER
Member of the Statutory Audit Committee

Opinions and Statements / Directors' Statement on the Financial Statements

DIRECTORS' STATEMENT

Rodrigo Modesto de Abreu (*Chief Executive Officer*), **Claudio Zezza** (*Chief Financial Officer*), **Lorenzo Federico Zanotti Lindner** (*Chief Operations Officer*), **Daniel Junqueira Pinto Hermeto** (*Purchasing & Supply Chain Officer*), **Mario Girasole** (*Regulatory and Institutional Affairs Officer*), **Roger Sole Rafols** (*Chief Marketing Officer*), **Rogério Tostes Lima** (*Investor Relations Officer*) and **Jaques Horn** (*Legal Officer*), as statutory directors of TIM Participações S.A., declares, in accordance with article 25, paragraph 1, item VI of CVM Instruction 480 of December 7, 2009, that: reviewed, discussed and agreed with the Company's Financial Statement for the period ended September 30, 2013.

Rio de Janeiro, October 29, 2013.

RODRIGO MODESTO DE ABREU
Chief Executive Officer

CLAUDIO ZEZZA
Chief Financial Officer

MARIO GIRASOLE
Regulatory and Institutional Affairs Officer

LORENZO FEDERICO ZANOTTI LINDNER
Chief Operations Officer

ROGER SOLE RAFOLS
Chief Marketing Officer

DANIEL JUNQUEIRA PINTO HERMETO
Purchasing & Supply Chain Officer

ROGÉRIO TOSTES LIMA
Investor Relations Officer

JAQUES HORN
Legal Officer

Opinions and Statements / Directors' Statement on the Auditor's Report on Special Review

DIRECTORS' STATEMENT

Rodrigo Modesto de Abreu (*Chief Executive Officer*), **Claudio Zezza** (*Chief Financial Officer*), **Lorenzo Federico Zanotti Lindner** (*Chief Operations Officer*), **Daniel Junqueira Pinto Hermeto** (*Purchasing & Supply Chain Officer*), **Mario Girasole** (*Regulatory and Institutional Affairs Officer*), **Roger Sole Rafols** (*Chief Marketing Officer*), **Rogério Tostes Lima** (*Investor Relations Officer*) and **Jaques Horn** (*Legal Officer*), as statutory directors of TIM Participações S.A., declares, in accordance with article 25, paragraph 1, item VI of CVM Instruction 480 of December 7, 2009, that: reviewed, discussed and agreed with the views expressed in the special review report of independent auditors from the Company for the period ended September 30, 2013.

Rio de Janeiro, October 29, 2013.

RODRIGO MODESTO DE ABREU
Chief Executive Officer

CLAUDIO ZEZZA
Chief Financial Officer

MARIO GIRASOLE
Regulatory and Institutional Affairs Officer

LORENZO FEDERICO ZANOTTI LINDNER
Chief Operations Officer

ROGER SOLE RAFOLS
Chief Marketing Officer

DANIEL JUNQUEIRA PINTO HERMETO
Purchasing & Supply Chain Officer

ROGÉRIO TOSTES LIMA
Investor Relations Officer

JAQUES HORN
Legal Officer